As filed with the Securities and Exchange Commission on August 16, 2007.

Registration No.  333–

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IDENTITY REHAB CORPORATION
(Exact name of registrant as specified in its charter)

Colorado	20-3931142
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

8322-47
(Primary Standard Industrial Classification Code)

Daryl Yurek
535 Sixteenth Street
Suite 700
Denver, Colorado 80202
(303) 339-8010
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Les Woodward, Esq.
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
(303) 892-9400

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, no par value per share	38,645,649	$0.28	$10,820,782	$333

(1)          Estimated solely for the purpose of computing the registration fee pursuant to rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”).  Our common shares are not currently traded on any exchange or market.  For purposes of calculating the registration fee, Identity Rehab Corporation has used $0.28 as a recent trading price for our common stock as this is the price at which our recently issued 9% convertible debentures may be converted into one share of our common stock.

(2)          Consists of 9,705,723 shares of issued and outstanding common stock, no par value, received by selling shareholders in connection with our equity offerings during 2005 and 2006 and shares issuable upon the exercise of outstanding options, 14,224,438 shares of common stock underlying our 9% Convertible Debentures, and accrued interest through the stated maturity date of the convertible debentures, issued in connection with our private placement completed on July 17, 2007, 12,054,570 shares of common stock underlying the Warrants issued in connection with such private placement and 2,660,918 shares of common stock underlying the warrants issued to the placement agent in connection with such private placement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed.  The selling shareholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective.  This prospectus is not an offer to sell these securities and neither Identity Rehab Corporation nor the selling shareholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 16, 2007

PROSPECTUS

38,645,649 SHARES

IDENTITY REHAB CORPORATION

COMMON STOCK, no par value

This prospectus covers the resale by certain selling shareholders of up to 38,645,649 shares of common stock of Identity Rehab Corporation which include:

•                  9,705,723 shares of issued and outstanding common stock, no par value, received by selling shareholders in connection with our equity offerings during 2005 and 2006 and shares issuable upon the exercise of outstanding options;

•                  14,224,438 shares of common stock issuable upon conversion of our 9% convertible debentures issued in a private placement completed on July 17, 2007, and accrued interest through the stated maturity date of the convertible debentures;

•                  12,054,570 shares of common stock issuable upon exercise of the warrants issued in connection with the private placement of our convertible debentures during 2007; and

•                  2,660,918 shares of common stock issuable upon exercise of the warrants issued to the placement agent in connection with the private placement of our convertible debentures during 2007.

This offering is not being underwritten.  These securities will be offered for sale by the selling shareholders identified in this prospectus in accordance with the methods and terms described in the section of this prospectus entitled “Plan of Distribution.”  We will not receive any of the proceeds from the sale of these shares.  We will pay all expenses incurred in connection with the offering described in this prospectus except for the selling shareholders brokerage expenses, fees, discounts and commissions, which will all be paid by the selling shareholders.  Our common stock is more fully described in the section of this prospectus entitled “Description of Securities.”

There is no market for our common stock at the current time, and our shares are not currently traded on any exchange or market.  The selling shareholders will sell the shares of common stock registered pursuant to this Registration Statement at a fixed price of $0.28 until our common stock is quoted on an adequate market, such as the OTC Bulletin Board.  We have used $0.28 as a recent trading price for our common stock as this is the price at which our convertible debentures may be converted into one share of our common stock.  Upon registration on an adequate market, our shares will be traded at prevailing market prices or privately negotiated prices.

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.   Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2007.

As used in this prospectus, the terms “Identity Rehab,” “we,” “our,” or “us” refer to Identity Rehab Corporation, unless the context otherwise indicates.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock.  You should read the entire prospectus carefully.

The Company

Identity Rehab Corporation was incorporated in December 2005 to act as the consumer’s advocate in the area of consumer reports, with an initial focus on identity theft victims.  We provide solutions for protection, theft-detection, and resolution of identity theft and other consumer report problems.  We have a suite of three products to monitor key data fields in consumer reports, access and analyze full reports, and resolve errors contained in consumer reports.  Our flagship product, ID Watchdog™, is a custom identity monitoring product that examines consumer databases to identify leading indicators of identity theft or manipulation.  We also offer a consumer report access and analysis product called ID SnapShot™ which pulls information from 13 key databases to determine the extent of the damage that may have been caused by identity theft or inaccurate data.  Finally, we offer a resolution program called ID Rehab™ which seeks to correct errors in records by working with companies that maintain the records and through the use of a power of attorney from our client.

Recent Financing

On July 17, 2007, we completed a private placement offering under Regulation D of the Securities Act of 1933, as amended pursuant to which accredited investors, purchased $3,725,291 of our two-year 9% Convertible Debentures (the “Convertible Debentures”) convertible at any time into one share of common stock for each $0.28 principal amount of debentures (the “Conversion Price”).  Each investor also received a warrant to purchase one share of common stock for each $0.28 of the face amount of the Convertible Debentures held by such investor (the “Warrants”).  The Warrants will expire on July 17, 2012.

The Convertible Debentures will automatically convert into our common stock upon the occurrence of all of the following events:  (i) the passage of ninety (90) days following the effective date of a registration statement registering for resale the shares issuable upon conversion of the Convertible Debentures, (ii)  the shares of our common stock have become listed or eligible for trading on a specified national securities exchange or the OTC Bulletin Board, (iii) the closing price for our common stock on such market exceeds 125% of the Conversion Price for 30 consecutive trading days, and (iv) the average trading volume for the same period exceeds 60,000 shares per day.

An aggregate of 13,304,568 shares of common stock are issuable upon exercise of all of the Warrants.  One-half of the number of Warrants held by each investor have an exercise price equal to $0.35 per share (the “Class A Warrants”) and the other one-half of such Warrants have an exercise price equal to $0.40 per share (the “Class B Warrants”).

Gross proceeds from the private placement were $3,725,291, of which $453,278 was paid to the Aspenwood Capital Investment Banking Division of Green Drake Capital Corporation (the “Placement Agent”) who served as placement agent for the transaction, $3,000 was paid to the Placement Agent’s counsel and $3,675 was paid to our escrow agent.  In August 2007, we also issued to the Placement Agent and its designees warrants to purchase an aggregate of 2,660,918 shares of common stock, one-half with an exercise price of $0.35 per share and one-half with an exercise price of $0.40 per share.  The Placement Agent’s warrants may be exercised at anytime until the five-year anniversary of their issuance, at which time they will expire.

The Offering

The shares we are registering for this offering consist of (i) 9,705,723 shares of issued and outstanding common stock, no par value, and shares issuable upon exercise of outstanding options, (ii) 14,224,438 shares of common stock issuable upon conversion of our Convertible Debentures, and accrued interest through the stated maturity date of the Convertible Debentures, (iii) 12,054,570 shares of common stock issuable upon exercise of the Warrants; and (iv) 2,660,918 shares of common stock issuable upon exercise of the warrants issued to the Placement Agent in connection with our private placement completed on July 17, 2007.  We are registering shares of our common stock for sale by the selling shareholders identified in the section of this prospectus entitled “Selling Shareholders.”

The selling shareholders will sell the shares of common stock registered pursuant to this Registration Statement at a fixed price of $0.28 until our common stock is quoted on an adequate market, such as the OTC Bulletin Board.  We have used $0.28 as a recent trading price for our common stock as this is the price at which our Convertible Debentures may be converted into one share of our common stock.  Upon registration on an adequate market, our shares will be traded at prevailing market prices or privately negotiated prices.

Information regarding the selling shareholders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Shareholders,” and “Plan of Distribution,” respectively.  We will not receive any of the proceeds from those sales.  The registration of common stock pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold by the selling shareholders.

Principal Executive Offices

Identity Rehab Corporation is located at 535 16th Street, Suite 700, Denver, Colorado, and our telephone number is (303) 339-8010.

Summary Financial Data

The following table shows selected summary financial data for Identity Rehab as of the dates and for the periods indicated.  You should read this data in conjunction with the financial statements and notes included in this prospectus beginning on page F-1.

	Six (6) Months Ended		Year Ended		Period from July 27, 2005 (inception)
	June 30, 2007	June 30, 2006	December 31, 2006	December 31, 2005	through June 30, 2007
	(Unaudited)
Statement of Operations:
Revenue	$7,212	$16,973	$29,962	$—	$37,174
Total Operating Expenses	$(683,953)	$(705,367)	$(1,313,354)	$(276,925)	$(2,274,232)
Net Loss	$(715,958)	$(699,700)	$(1,312,399)	$(278,091)	$(2,306,448)

	As of June 30, 2007	As of December 31, 2006
	(Unaudited)
Balance Sheet Data:
Cash	$1,747,208	$308
Total Assets	$2,266,064	$108,161
Total Liabilities	$2,702,134	$446,435
Total Shareholders’ (Deficit)	$(436,070)	$(338,274)

RISK FACTORS

The securities offered under this offering  are speculative in nature and involve a substantial degree of risk.  Investment in the securities should be made by you only if you can afford the loss of your entire investment, and is only suitable for persons of significant financial means who can invest for the long term without a need for financial liquidity.  Prior to making an investment, prospective investors should carefully study the information contained in this prospectus and should give careful consideration to the risk factors set forth below.

Risks Related to the Company

We are a start-up company and may not be able to successfully manage our business or achieve profitability.

Identity Rehab was formed in 2005 and has engaged in only limited business activity to date and has no significant revenue producing operations at the present time.  As a result, there is a very limited operating history on which to evaluate our prospects and our auditors have stated in our financial statements for the year ended December 31, 2006 that there is substantial doubt about our ability to continue as a going concern.  We have limited resources and will be dependent upon outside financing to continue the development phase of our business.  Additional difficulties may be encountered by us, including during the current stage of development, many of which may be beyond our control.  These include unanticipated problems or delays relating to development of our products, higher vendor costs, inability to obtain the constituent parts of our products and the competitive environment in which we intend to operate.

We have had insufficient operating income.

We have a limited operating history, have generated limited revenues and have had no operating income to date.  There is no assurance that we will ever generate significant or sufficient revenue, be profitable, or that we will meet our projections.  We will not be able to generate significant revenues unless we successfully gain market acceptance and successfully compete with our competition, all of which will involve substantial risk.

We likely will need substantial additional financing in the future.

We likely will need substantial amounts of additional capital in the future for our activities, and there is no assurance that capital will be available on reasonable terms, if at all.  We do not have a revolving loan agreement with any financial institution, nor is there any assurance that we will be able to enter into any such agreement in the future.  We have $3,725,291 of outstanding 9% convertible debentures due in 2009.  So long as those debentures are outstanding we may not borrow additional amounts to finance our operations without the consent of the debenture holders.  If additional capital is not available when required or is not available on acceptable terms, we may be forced to adversely modify or abandon our business plan.   Should we alter our planned operating levels, encounter higher operating costs than assumed or receive lower than expected sales revenue, we may need more funds than currently anticipated.

The occurrence of certain events may result in the mandatory redemption of our 9% convertible debentures.

We may be required to immediately pay an amount equal to 130% of the principal sum of our Convertible Debentures upon the occurrence of any of the following events:  (i) a change in control of Identity Rehab (as defined in the debenture), (ii) our failure to remain subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after becoming subject to such reporting requirements, (iii) our failure to comply with the reporting requirements under the Exchange Act for a period of 30 consecutive days, or (iv) our common stock, once listed, becoming delisted or no longer being quoted on a national exchange or OTC Bulletin Board.

If our products and services fail to perform properly, our business could suffer with increased costs and reduced income.

Although we have been testing our products and services with both pro-bono and paying customers for over a year, our products and services may fail to meet consumer expectations.  Since we are introducing entirely new products without comparable sales history, we do not know if our identity monitoring and resolution products and services will generate wide acceptance by consumers.  Consumer markets are unfamiliar with our products’ and services’ use and benefits and may not be interested in purchasing such products and services.  We do not know whether our products will generate the revenue and profits that we anticipate.

Our testing has involved only a small sample size of potential customers and has been performed in the markets that we believe will provide the highest response rates.  The response rates that we ultimately achieve in our planned operations may be significantly lower than achieved to date, due to attempting to sell to a larger customer base and in markets where there may be less demand for our products.  Further, to date we have targeted consumers that we believed to be the most likely to purchase our products and services.  These customers may not be representative of the general population or of the potential customers we target in the future.  As a result, our expected response rate, sales rate and therefore revenue projections may not be met.  We have had little to no experience in refunds and have not yet determined the form of guarantees, if any, we will grant for our products and services.  We may be required to refund the purchase price to consumers.  Failure of our products to meet expectations could:

•                  Damage our reputation

•                  Decrease sales

•                  Incur costs related to refunds

•                  Delay or reduce market acceptance of our products

•                  Result in unpaid accounts receivable

•                  Divert our resources to remedy the lack of expected results

Our marketing strategies may not be successful, which would adversely affect our future revenues and profitability.

Our future revenues depend on the successful marketing of our identity monitoring and resolution products and services.  Consumers may not be receptive to our marketing methods for our products and services.  We initially plan to use primarily direct marketing to sell our products via inbound call center sales, public relations campaigns, and the Internet.  Our direct marketing campaigns may not generate sufficient income to continue with such campaigns.  If our marketing strategies fail to attract customers, our product and service sales will not produce future revenues sufficient to meet our operating expenses or fund our future operations.

Our current or future suppliers could fail to fulfill our requests for access to various consumer databases.

We depend on a limited number of suppliers to provide scanning access to a variety of consumer databases for our ID Watchdog identity monitoring product.  To date, we have conducted only limited quantities of database scans and do not yet have an operating history that demonstrates that these suppliers can provide identity database scanning in a timely manner or in sufficient volumes.  If our suppliers fail to deliver, it would disrupt our business, increase our costs and could potentially cause us to lose our market for our ID Watchdog product.  The suppliers may also fail to provide the identity database scanning to our specifications.  Any change in suppliers could disrupt our business due to delays in finding a new supplier, providing specifications and testing initial production.

Our suppliers could fail to fulfill our requests for access to and correction of various consumer databases.

We depend on access to third party databases from data aggregators, data resellers, and data sources to provide full consumer reports to our clients for our ID SnapShot product and instigate correction of data items for our ID Rehab service.  If our suppliers fail to deliver or terminate or reduce their relationship with us, it would disrupt our business, increase our costs and could potentially cause us to lose our market for our ID SnapShot and ID Rehab products.  Despite legislation supporting the consumers’ rights to request this access and data correction, the data aggregators, data resellers, or data sources may refuse, or make more difficult, our access to these databases or our requests for the correction of data items.  To date, we have required only limited access to these consumer databases and have requested limited corrections of data items; while these limited tests have met our expectations, we do not have an extensive operating history to demonstrate that access to these consumer databases will be provided for large volumes of requests, nor that data aggregators, data resellers, or data sources will respond to requests for corrections to data items in a timely or efficient manner.  The lack of access to these databases or inability to make corrections requested by our customers will adversely impact our revenue and profitability.

We may be unable to protect our intellectual property, which could reduce the value of our services and our brand.

Our ability to compete effectively depends on our ability to protect our proprietary technologies and processes.  We may not be able to safeguard and maintain our proprietary rights.  We rely on trademarks and policies and procedures related to confidentiality to protect our intellectual property.  Some of our intellectual property, however, is not covered by any of these protections.

We cannot be sure that trademarks will be issued with respect to any future trademark applications or that our competitors will not challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.  We believe that our competitors, many of whom are more established, and have greater financial and personnel resources than we do, may be able to replicate our processes, brands, or unique market segment products in a manner that could circumvent our protective safeguards.  Therefore, we cannot give any assurance that our confidential business information will remain proprietary.

We could be subject to claims that we have infringed on the proprietary rights of others, which claims would likely be costly to defend, could require us to pay damages and could limit our ability to use necessary technologies in the future.

Third party intellectual property that is similar to our intellectual property, could result in claims that our marks, services or products infringe on proprietary rights of others.  We have not trademarked the name “ID Watchdog” and it is possible that we will be unable to continue using it.  Defending against infringement claims, even meritless claims, is time consuming, distracting, and costly.  If we are found to be infringing proprietary rights of a third party, we could be enjoined from using such third party’s rights and be required to pay substantial royalties and damages, and may no longer be able to use the intellectual property on acceptable terms or at all.  Failure to obtain licenses to intellectual property could delay or prevent the development or sale of our products or services and could cause us to establish reserves that would impact our profitability, and expend significant resources to develop or acquire non-infringing intellectual property.

We depend on certain legislation giving consumers rights to access records of their personal information maintained by third parties and rights to request correction of inaccurate records.

Federal and state legislation requires data aggregators, data resellers, and data sources to allow consumers access to the records that are maintained by them, and the right to request correction of any inaccurate data items.  If these laws were changed to decrease consumer access rights, or to limit the right to request corrections to data items, our ability to provide our identity information access and correction products would be severely restricted, which would adversely impact our revenue and profitability.

We depend on certain key personnel, including senior executives.

Our future success depends on the efforts of key personnel, including Daryl Yurek and our other officers and directors, who bring us knowledge and experience of our industry and operations.  The loss of services of any of these or other key personnel may have an adverse effect on us.  We do not have employment agreements with any of our key personnel.

Risks Related to the Business and Industry

Our auditors have added an emphasis paragraph to their opinion raising a question of our ability to continue as a going concern.

Due to our continued losses and limited capital resources our auditors have issued an opinion that questions our ability to continue as a going concern. The auditors’ report discloses that we incurred a net loss of approximately $1.3 million in 2006 and have had a limited operating history and no significant revenue producing operations. These conditions raise substantial doubt about our ability to continue as a going concern and may make it difficult for us to raise capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The market may be smaller than we expect.

We have completed an internal marketing study that provided data regarding the anticipated size of the market for our products.  The study was unscientific and was conducted using a small sample size and conducted in markets that we expected to produce the best results.  The results of the study, including the market size conclusions, are likely not statistically significant.  There can be no assurance that the size of the market is as we expect, nor that the market will be as expected in the future.

We face significant competition in our markets.

We compete with a variety of competitors that are engaged in the business of selling access to consumer records to consumers or offer limited identity theft protection.  All of these companies have substantially greater resources than us and enjoy well-established market presence, distribution networks and market share.  It is possible that any or all of these other companies are in the process of, and have allocated substantially more resources than us, in developing their own products that are or would be directly competitive with ID Watchdog or our other products and services.  If any of these companies are successful in their efforts to develop directly competitive identity monitoring and resolution products and services, such companies would have substantially greater resources to market their competing products.  In addition, a number of non-profit advocacy organizations provide credit and other information to consumers which may compete with our products and services.  Increased competition or the failure of us to compete successfully is likely to result in price reductions, fewer customer orders, reduced gross margins, increased marketing costs, failure to acquire or retain market share, or any combination of these problems.

An economic downturn may affect our market.

The individuals composing our target market are consumers who management believes are susceptible to economic downturns.  If an economic downturn occurs, such consumers may view our products as discretionary and reduce or stop purchasing such products and services.  As a result, we may be forced to modify or abandon our business plan due to a reduction in demand for our products and services.

We will rely on outside suppliers to produce major components of our products.

We produce our products primarily using reports from third-party vendors.  Therefore, the third-party vendors’ business operations will have a direct impact on our ability to develop and produce our products and services.  If any of these third parties experience difficulties, including the inability to or delay in delivering reports, financial difficulties or labor shortage or unrest, such difficulties may have a direct adverse impact on us.  In addition, the dependence on our vendors could impact expense controls and effective organizational supervision adversely impacting our ability to generate revenue and profits.

Risks Related to an Investment in Our Securities

You should have no expectation of dividends.

It is management’s intention for the foreseeable future to reinvest all earnings that we attain, if any.  Furthermore, we are prohibited from paying dividends while our Convertible Debentures are outstanding.  Therefore, you should not purchase our common stock with the expectation of dividends.  Moreover, there can be no assurance that our operations will ever generate sufficient income to allow us to pay dividends in the future.

The occurrence of certain events may result in the mandatory redemption of the Convertible Debentures.

We will have to pay an amount equal to 130% of the principal sum of the Convertible Debentures upon the occurrence of any of the following events:  (i) a change in control of the Company, (ii) our failure to remain subject to the reporting requirements of the Exchange Act after becoming subject to the reporting requirements under the Exchange Act, (iii) our failure to comply with the reporting requirements under the Exchange Act for a period of 30 consecutive days, or (iv) our common stock, once listed, becoming delisted or no longer being quoted on a national exchange or OTC Bulletin Board.

We are controlled by our insiders and are a closely-held business.

Daryl Yurek, Justin Yurek and two of our significant shareholders currently beneficially own approximately fifty (50%) of our currently issued and outstanding common stock and are therefore able to control our affairs, including, without limitation, the sale of future securities, the appointment of officers, the election of directors, and the establishment, direction and management of our operations.  Therefore, investors purchasing our common stock may be unable to effect the direction and management of our operations.

The full conversion or exercise of the Convertible Debentures and the Warrants will substantially dilute the investment of existing shareholders.

The conversion or exercise price of our Convertible Debentures and the associated Warrants may be less than the current market price for our common shares.  In the event of conversion or exercise of these securities, a shareholder could suffer substantial dilution of his, her or its investment in terms of the percentage ownership in us as well as the book value of the common shares held.  Full conversion and exercise of the Convertible Debentures and the Warrants would increase the outstanding common shares as of July 31, 2007 by approximately 150% to approximately 48,799,440 shares.

The application of the “Penny Stock” rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

As long as the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the “penny stock” rules.  The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell such securities.  For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks.  These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

Our common shares are likely to be thinly traded and, you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

There is currently no trading market for our shares of common stock.  We cannot predict the extent to which an active public market for our common shares will develop or be sustained.  We do not rule out the possibility of applying for listing on the Nasdaq Stock Market or other exchanges, but cannot assure you that listing on other exchanges will ever occur.

The market for our common shares will likely be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future.  The volatility in our share price is attributable to a number of factors.  First, as noted above, our common shares will likely be sporadically and/or thinly traded.  As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction.  The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a market for shares of a seasoned issuer which could better absorb those sales without adverse impact on its share price.  Second, we are a speculative or “risky” investment due to our small amount of revenues and lack of profits to date and uncertainty of future market acceptance for our current and potential products.  As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer.  The following factors may add to the volatility in the price of our common shares:  actual or anticipated variations in our quarterly or annual operating results; adverse outcomes; and additions or departures of our key personnel, as well as other items discussed under this “Risk Factors” section, as well as elsewhere in this prospectus.  Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance.  We cannot make any predictions or projections as to what the prevailing market price for our common shares will be at any time, including as to whether our common shares will sustain their current market prices, or as to what effect the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws.  The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting.  In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting.  Our management may conclude that our internal controls over our financial reporting are not effective.  Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.  Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud.  As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock.  Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company.  In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies.  We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly.  In addition, we will incur additional costs associated with our public company reporting requirements.  We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology.  Such forward-looking statements include statements regarding, among other things:

•                  the intended performance of our products and services, including the ability of certain of our products to generate new customer leads for our other products;

•                  our marketing strategy, including the proposed launch during the upcoming year of a direct marketing initiative, dedicated e-commerce website and public relations activities;

•                  our projected future revenue and cash flow from operations;

•                  our working capital needs, including proposed sources and uses of cash over the next twelve months;

•                  the application for trading of our common stock on the OTC Bulletin Board;

•                  anticipated trends in our industry;

•                  the competitive position of our products and services in the marketplace.

This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally.  In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur.

Each forward-looking statement should be read in context with, and with an understanding of, the various other disclosures concerning our company and our business made elsewhere in this prospectus as well as other public reports which may be filed with the SEC.  You should not place undue reliance on any forward-looking statement as a prediction of actual results or developments.  We are not obligated to update or revise any forward-looking statement contained in this prospectus to reflect new events or circumstances, unless and to the extent required by applicable law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders.  All proceeds from the sale of the shares offered hereby will be for the account of the selling shareholders, as described below in the sections entitled “Selling Shareholders” and “Plan of Distribution.”

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

As of the date of this prospectus, there is no public market in Identity Rehab Corporation common stock.  This prospectus is a step toward creating a public market for our stock.  Upon the effectiveness of the registration statement (of which this prospectus forms a part), we anticipate making an application for trading of our common stock on the OTC Bulletin Board.  This may enhance the liquidity of our shares, however there can be no assurance that a meaningful trading market will develop.  Identity Rehab Corporation and its management make no representation about the present or future value of our common stock.

Even if we are successful in causing our common stock to be quoted on the OTC Bulletin Board, our stock will likely be considered a penny stock.  A penny stock is generally a stock that is not listed on a national securities exchange or Nasdaq, is listed in “pink sheets” or on the OTC Bulletin Board, has a price per share of less than $5.00 and is issued by a company with net tangible assets less than $5 million.  See “Risk Factors – The application of the ‘Penny Stock’ rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.”

Holders

This is an offering of 38,645,649 shares of our common stock by the selling shareholders, among which up to 14,224,438 shares may be acquired upon conversion of the Convertible Debentures, 12,054,570 shares may be acquired on exercise of the Warrants and 2,660,918 shares may be acquired upon exercise of the warrants issued to the Placement Agent.  As of July 31, 2007, there were 19,529,344 shares of our common stock issued and outstanding, and there were approximately 80 holders of record of our outstanding shares of our common stock. Assuming (i) conversion of the convertible debentures, (ii) issuance of common shares in payment of all interest on the debentures, (iii) the exercise of the Warrants, (iv) the exercise of the warrants issued to the Placement Agent, and (v) the exercise of all of our outstanding options, there will be 53,044,270 shares of common stock outstanding. Because we do not have sufficient shares authorized on a fully-diluted basis, we intend to seek shareholder approval in the near future to increase the amount of our authorized common stock.

Dividends

We have neither declared nor paid any cash dividends.  For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on our stock.  Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition, results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant.  The terms of our Convertible Debentures prohibit us from paying dividends without the consent of the holders of the debentures.

Securities Authorized for Issuance Under Equity Compensation Plans

On December 12, 2005, our Board of Directors and our shareholders approved the Identity Rehab Corporation Stock Option Plan (the “Plan”).  Under the Plan, we may issue up to 5 million shares of our common stock. As of July 31, 2007, 1,850,000 shares of our common stock may be acquired upon the exercise of options granted under the Plan.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,850,000	$0.21	3,150,000
Equity compensation plans not approved by security holders	—	—	—
Total	1,850,000	$0.21	3,150,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OR
PLAN OF OPERATION

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with the financial statements and accompanying notes included in “Financial Statements.”  This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Risk Factors.”  Actual results may differ materially from those contained in any forward-looking statements.  See “Cautionary Notice Regarding Forward-Looking Statements.”

Overview

Identity Rehab Corporation was incorporated in December 2005 to act as the consumer’s advocate in the area of consumer reports, with an initial focus on identity theft victims.  We have commenced limited business operations, but have not realized any significant level of revenue.  Our products and services provide solutions for protection, theft-detection, and resolution of identity theft and other consumer report problems.  We have a suite of three products to monitor key data fields in consumer reports, access and analyze full reports, and resolve errors contained in consumer reports.  We utilize information from thirteen key databases in our processes to provide solutions for protection, theft-detection, and resolution of identity theft.

During 2006 we spent nearly $360,000 on various marketing techniques, but our efforts did not result in any significant increase in revenue.  As a result, we decided during the fourth quarter of 2006 to decrease our marketing expenditures and focus instead on furthering the development of our products.  We now believe we are better prepared to implement our marketing strategy.

We focused our efforts during the second quarter of 2007 on raising funds to implement our marketing strategy and successfully completed a private placement of $3,725,291 of our 9% convertible debentures during July 2007.  The debentures include detachable warrants to purchase our common stock.  The net proceeds from this private placement were approximately $2,915,000 in cash plus the cancellation of $350,000 of indebtedness and we anticipate that the proceeds will be used primarily to advance our marketing plan described below.

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  We have a limited operating history and no significant revenue producing operations at the present time.  As noted in our financial statements, we incurred net losses of $1,312,399 and $715,958 for the year ended December 31, 2006 and six month period ended June 30, 2007, respectively.

The report of our independent registered public accounting firm on our audited financial statements as of and for the periods ended December 31, 2006, includes a “going concern” explanatory paragraph, which means that these conditions, described above, raise substantial doubt about our ability to continue as a going concern.

Product Development and Marketing

We are seeking to position ourselves as a consumer advocate to help protect people feeling vulnerable to identity theft.  We have developed three distinct products, ID Watchdog™, ID SnapShot™ and ID Rehab™, which are specifically designed to work together.  The entry level product, ID Watchdog, assesses a consumer’s risk of becoming a victim of identity theft.  ID Watchdog clients are alerted upon the occurrence of events which signal that potential identity manipulation is occurring.  ID Watchdog is designed to feed new customer leads for our ID SnapShot product.  ID SnapShot provides more detailed information about a consumer’s identity to pinpoint and scope potential identity problems.  Once a client’s identity problem is identified, ID Rehab is used to assist the customer in identity theft recovery.

We intend to primarily utilize consumer-direct marketing approaches for our products.  Specifically, we believe we can capitalize on inbound response to direct response campaigns to capture entry-level monitoring subscribers to our ID Watchdog product.  Advertising will be through public relations, television, radio, print, and Internet channels.

During the next year, we intend to launch our products and services nationally through direct marketing advertising, through direct marketing channels and to maintain a dedicated e-commerce website.  We also plan to conduct a targeted direct mail campaign for direct response advertising and to conduct public relations activities via news programs and other media outlets.

Material Trends and Uncertainties

We are a start-up company and currently have a small number of customers.  As such, key statistics such as client retention rates, cost of client acquisition, and lifetime revenue per client are not yet well established.  Our future revenues depend on the successful marketing of our products and services.  Our marketing campaigns have to attract and produce revenue that is sufficient to meet our operating expenses and fund our future growth plans.  We also face new and existing competitors engaged in the identity theft protection and resolution business.  Our future operations will require monitoring the market place for issues such as, product pricing, product innovations and marketing strategies.

Results of Operations

Our Independent Registered Public Accounting Firm’s report on our consolidated financial statements as of December 31, 2006, and for each of the years in the two-year period then ended, includes a “going concern” explanatory paragraph, that describes factors that raise substantial doubt about our ability to continue as a going concern.

Comparison of the year ended December 31, 2006 to the period from inception through December 31, 2005

Revenue.

Our products have been in the research and development stage; therefore, we have not generated significant revenue.  From our inception, to December 31, 2005, we did not realize any revenue.  For the year ended December 31, 2006, we recognized $29,962 in revenue from the sale of our products and services.

Marketing expense.

Our marketing expenses include advertising, promotional campaigns, direct mailings, printing costs and personnel costs for our marketing staff.  From inception to December 31, 2005 we spent $25,361 in marketing expenses.  For the year ended December 31, 2006, our marketing expense was $359,889.

General and administrative expense – consulting expense, related parties.

General and administrative expense – consulting expense, related parties, includes expenses incurred in connection with certain consulting agreements with our officers as well as stock option expenses in connection with issuances to certain officers and employees.

Since our inception, we have compensated our Chief Executive Officer, Daryl Yurek, through a consulting agreement with Bolder Venture Partners, a company controlled by him.  For the year ended December 31, 2006 we incurred expenses of $140,000 in connection with this arrangement, of which $35,000 was paid in cash and the remaining amount through the issuance of 700,000 of our common shares valued at $0.15 per share.  For the period from inception to December 31, 2005, we incurred $8,159 in consulting costs related to Daryl Yurek.

Since our inception, we have compensated our President, Justin Yurek, through a consulting arrangement.  For the year ended December 31, 2006 we incurred expenses of $20,000 in connection with this arrangement, of which $15,000 was paid in cash and the remaining amount through the issuance of 33,333 of our common shares valued at $0.15 per share.  For the period from inception to December 31,

2005, we incurred $2,500 in consulting costs related to Justin Yurek.  As of July 2007, this consulting arrangement has been terminated and Justin Yurek is on our employee payroll.

In addition, we have retained certain individuals with relevant industry experience to serve in a consulting capacity as members of our advisory board.  Together, we paid those four individuals a total of $77,500 and issued 33,333 shares of common stock valued at $0.15 per share, during the year ended December 31, 2006.  For the period from inception to December 31, 2005, we incurred $10,000 in consulting costs related to our advisory board.

Finally, general and administrative expense – consulting expense, related parties includes $65,333 of stock compensation expense related to stock options primarily received by three members of our Board of Directors.  There was no similar expense during the prior year.

General and administrative expense – other.

General and administrative expenses include administrative salaries and benefits, consultants’ fees (other than related party consultant fees described above), rent, telephone, insurance, depreciation and other operating expenses.  General and administrative expense amounted to $499,526 and $223,566 for the year ended December 31, 2006 and the inception to December 31, 2005 period, respectively.  The increase in costs for 2006 is due to the increased pace of development of our products and related marketing strategy during 2006.

Research and development

Research and development expenses include payroll and other expense items directly attributable to research and development.  We do not contract our research and development work.  Research and development expense amounted to $139,775 and $7,340 for the year ended December 31, 2006 and the inception to December 31, 2005 period, respectively.  The large increase in research and development expense for 2006 reflects our focus during 2006 on developing our products.

Interest expense – related party.

We have received several cash advances from Veracity Credit Consultants, LLC (“VCC”), a company controlled by our Chief Executive Officer, Daryl Yurek.  Beginning in June 2006 and through December 31, 2006, we received total cash advances of $279,343 from VCC under two convertible notes payable that allow for maximum borrowings of up to $325,000:  a $250,000 note payable that bears interest at 7% and a $75,000 note payable that bears interest at 9%.  Both notes were unsecured and due in December 2008.  Interest expense – related party amounted to $6,561 at December 31, 2006.  We had no similar arrangements during the period from inception to December 31, 2005.  All amounts owed to VCC were repaid or converted into common stock during or prior to August 2007.

Comparison of the six months ended June 30, 2007 to the six months ended June 30, 2006

Revenue.

Our products have been in the research and development stage; therefore, we have not generated significant revenue.  For the six months ended June 30, 2007 and 2006, we recognized revenue of $7,212 and $16,973, respectively from the sale of our products and services.

Marketing expense.

As noted above, we scaled back our marketing efforts during the end of 2006 and beginning of 2007 in order to focus on product development and capital raising.  Consequently, our marketing expenses for the six month period ended June 30, 2007 were $101,742, compared to $231,294 for the six month period ended June 30, 2006.

General and administrative expense – consulting expense, related parties.

As noted above, our general and administrative expense – consulting expense, related parties primarily includes consulting fees paid directly or indirectly to our President, Justin Yurek, our Chief Executive Officer, Daryl Yurek, and our advisory board members.  We incurred total consulting expense of $232,830 and $182,833 during the six months ended June 30, 2007 and 2006, respectively.

For the six month period ended June 30, 2007 we incurred total consulting expenses for the benefit of Justin Yurek through a consulting arrangement with VCC of $36,000 and to Bolder Venture Partners (for Daryl Yurek) of $52,500 compared to $15,000 ($10,000 in cash and 33,333 shares valued at $0.15 per share) and $60,000 ($40,000 in cash, 133,333 shares valued at $0.15 per share), respectively, for the same period during 2006.

In addition, we incurred consulting expenses of $10,000 for benefit of Richard Hall, Jr., our former President and currently a member of our advisory board.  Mr. Hall also received 500,000 shares in connection with his departure as our President and we recognized a stock compensation expense of $74,500.  These costs are the primary reason for the increase in consulting expenses for the six months ended June 30, 2007 compared to the same period in 2006.

For the six months ended June 30, 2007 we incurred aggregate consulting costs for the members of the advisory board other than Mr. Hall of $27,440 compared to $42,500 for the same period in 2006.

Finally, during the six months ended June 30, 2006, we had $65,333 of stock compensation expense primarily related to stock options received by three members of our Board of Directors.  For the six months ended June 30, 2007, we had a stock compensation expense of $24,350 primarily related to 150,000 shares received by our Chief Financial Officer in connection with the commencement of his employment on April 2, 2007 and made a cash payment of $8,000 for consulting services as compensation to one of our board members during 2007.

General and administrative expense – other.

General and administrative expenses are costs other than cost of revenue and marketing expense, including administrative salaries and benefits, consultants’ fees (other than related party consultant fees described above), rent, telephone, insurance, depreciation and other operating expenses.  General and administrative expense amounted to $316,469 and $213,491 during the six months ended June 30, 2007 and 2006, respectively.  The increase in general and administrative expenses is primarily due to an increase in consultants’ fees, recruiting fees, legal fees, audit fees and road show travel expenses.  These expenses are primarily related to our private placement offering completed in 2007.

Research and development

Research and development expenses are payroll and other expense items directly attributable to research and development.  We do not contract our research and development work.  Research and development expense amounted to $32,912 and $77,749 during the six months ended June 30, 2007 and

2006, respectively.  The decrease from 2006 to 2007 reflects our focus on capital raising during the first six months of 2007.

Interest expense – related party.

As described above, we have received cash advances from VCC, an entity controlled by our Chief Executive Officer.  In June 2006, we received cash advances of $57,000 from VCC.  As of December 31, 2006, we had received total cash advances of $279,343 from VCC under two convertible notes payable that allow for maximum borrowings of up to $325,000:  a $250,000 note payable that bears interest at 7% and a $75,000 note payable that bears interest at 9%.  In January 2007, we entered into a $100,000, 9% unsecured convertible note due in December 2008 with VCC and in April 2007 we entered into a $250,000, 9% unsecured convertible note due in December 2008.  Under these borrowings, interest expense – related party amounted to $17,640 and $172 for the six months ended June 30, 2007 and 2006, respectively.  All amounts owed to VCC have been repaid or converted into common stock during or prior to August 2007.

Interest Expense – other

On June 19, 2007, we completed our first closing related to our private placement offering of 9% convertible debentures due in 2009.  Included in the first closing was $2,526,200 of our 9% convertible debentures.  During June 2007, we accrued $13,331 of interest expense on these notes and amortized $3,735 of non-cash debenture discount.  In July of 2007, we closed on the remaining balance of the private placement ($1,199,091) bringing the total offering to $3,725,291 of the 9% convertible debenture and warrants.  Because we had no similar debt instruments in place during the six months ended June 30, 2006, we had no similar expense for that period.

Liquidity and Capital Resources

Prior to our recently completed debenture offering, we funded our operations primarily through private placements of equity and loans and contributions from our founders.  In 2006, we raised $1.5 million in seed capital through equity contributions and used the initial capital to develop our products and services.  Beginning in June 2006 and through December 31, 2006, we received total cash advances of $279,343 from VCC, an entity controlled by our Chief Executive Officer, under two convertible notes payable that allow for maximum borrowings of up to $325,000:  a $250,000 note payable that bears interest at 7% and a $75,000 note payable that bears interest at 9%.  In January of 2007, we entered into a $100,000, 9%, unsecured convertible note due in December 2008 with VCC.  Through April 30, 2007, we had borrowed the full $425,000 available under all three notes.  In April 2007, we entered into a $250,000, 9% unsecured convertible note due in December 2008.  From April to June 2007, we borrowed approximately $246,000 from VCC on these notes.

VCC sold certain of its notes to certain individuals and in June 2007 $255,800 of the convertible notes were converted into 1,705,344 shares of our common stock.  Also in June 2007 we repaid $275,000 of the notes by paying $75,000 in cash and issuing VCC $200,000 principal amount of our 9% convertible debentures.  During July and August 2007, we repaid the remaining $152,000 principal amount of the VCC convertible notes by paying $2,000 in cash and issuing $150,000 principal amount of our 9% convertible debentures.  VCC subsequently transferred all of their 9% convertible debentures to Bolder Venture Partners, another entity which is controlled by Daryl Yurek.

As of June 30, 2007 we had total cash on hand of $1,747,208.  This includes approximately $2 million in cash proceeds received during June as a result of the first of two closings in connection with our private placement of 9% convertible debentures and attached warrants.  We received an additional approximately $900,000 in cash proceeds from the second closing during July 2007.  These cash proceeds amounts are net of the $350,000 of convertible debentures issued to Bolder Venture Partners in exchange for the cancellation of a like amount of VCC convertible notes.

For the twelve month period commencing on June 30, 2007, we expect to spend approximately $4.7 million to launch our products and services nationally through direct marketing advertising, through direct marketing channels and to maintain a dedicated e-commerce website.  We also plan to conduct a national direct response advertising campaign and to conduct public relations activities via news programs and other media outlets.  In addition, we expect to incur approximately $2.6 million in general and administrative costs, including compensation and consulting costs, and will be required to pay $335,300 ($83,825 per quarter) in interest on our outstanding 9% convertible debentures.

We plan to fund the above amounts with cash on hand and expected revenues from operations.  Although we may require additional funding during the coming year, so long as our convertible debentures are outstanding, we are not permitted to borrow any additional amounts without the consent of the holders of a majority of the outstanding debentures.  In addition, because we do not currently have sufficient authorized shares of common stock we will be required to seek shareholder approval to amend our Articles of Incorporation prior to any future issuances of common stock.

We currently have a total of $3,725,291 of 9% convertible debentures outstanding.  The debentures are due in 2009, but may be payable prior to their stated maturity in certain circumstances.  Upon the occurrence of any of the following events, the amount outstanding under the debentures will be increased to one hundred thirty percent (130%) of their face amount and will immediately become due and payable:  (i) a change in control of the Company (as defined in the debenture), (ii) our failure to remain subject to the reporting requirements of the Exchange Act, (iii) our failure to comply with the reporting requirements of the Exchange Act, which non-compliance continues for more than thirty days, or (iv) our common stock, once listed, no longer being listed for trading on a specified national securities exchange or the OTC Bulletin Board.

At the option of the holder, the debentures may be converted into shares of our common stock at any time at the conversion price of $0.28 per share, subject to adjustment for stock splits and similar capital events.  The debentures will automatically convert into shares of our common stock upon the occurrence of all of the following events:  (i) ninety days after the effective date of the registration statement of which this prospectus is a part, (ii) our common shares become listed or eligible for trading on a specified national securities exchange or the OTC Bulletin Board, (iii) the closing price for our common stock on such market exceeds one-hundred twenty percent (125%) of the conversion price for thirty consecutive trading days, and (iv) the average trading volume for the same period exceeds sixty thousand shares per day.  At the current conversion price, we would be required to issue 13,304,610 common shares upon conversion of all of the Convertible Debentures.  We also would be required to issue an additional 13,304,568 shares upon exercise of all the Warrants.

The Subscription Agreement related to the Convertible Debentures and Warrants contains certain covenants obligating us to, among other things, file a registration statement within 30 days after the closing of the offering on July 17, 2007 registering for resale the shares of common stock issuable upon conversion of the debentures and exercise of the warrants.  We are required to use our best efforts to have such registration statement declared effective by the SEC within 150 days after such closing.  If we are unable to meet those obligations, then we may be obligated to pay the holders of the debentures a liquidated damages payment equal to 1.5% of the stated value of their debentures for each 30 day period following such deadline until effectiveness is achieved or resumed.  We will pay all costs of such registrations.

Critical Accounting Policies

Our financial position, results of operations and cash flows are impacted by the accounting policies we have adopted. In order to obtain a full understanding of our financial statements, one must have a clear understanding of the accounting policies employed. A summary of our critical accounting policies follows:

Revenue recognition:

We recognize revenue on identity theft, protection, detection and resolution services.  Our services are offered to consumers principally on a monthly subscription basis or to consumers as the service is delivered.  Subscription fees are generally billed directly to the subscriber’s credit card or demand deposit accounts.  At times, as a means of allowing customers to become familiar with our services, we offer free trial or guaranteed refund periods.  No revenue is recognized until these applicable periods are completed.

The point in time at which we recognize revenue from services is determined in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements as amended by SAB No. 104 Revenue Recognition.  Consistent with the requirements of these SABs:  a) persuasive evidence of arrangement exists, b) delivery has occurred once the product is transmitted, c) the seller’s price to the buyer is fixed, as sales are generally based on contract or list prices, and d) collectibility is reasonably assured, as individual customers pay by credit card which has limited our risk of non-collection.  Revenue for monthly subscriptions is recognized in the month the subscription fee is earned.  For subscriptions with refund provisions whereby only the prorated subscription fee is refunded upon cancellation by the subscriber, deferred subscription fees are recorded when billed and amortized as subscription fee revenue on a straight-line basis over the subscription period, generally one year.  Revenue from resolution services is recognized when the service is performed.

Revenue for annual subscription fees is deferred if the subscriber has the right to cancel the service.  Annual subscriptions include subscribers with full refund provisions at any time during the subscription period and pro-rata refund provisions.  Revenue related to annual subscriptions with full refund provisions is recognized on the expiration of these refund provisions.  Revenue related to annual subscribers with pro-rata provisions is recognized based on a pro-rata share of revenue earned.  An allowance for monthly subscription refunds is established based on actual cancellation experience.

Website development costs:

We adopted Financial Accounting Standards Board (“FASB”) EITF No. 00-2, Accounting for Web Site Development Costs, which specifies the appropriate accounting for costs incurred in connection with the development and maintenance of web sites.  Under the EITF 00-2, costs related to certain web site development activities are expensed as incurred (such as planning and operating stage activities).  Costs relating to certain website application and infrastructure development are generally capitalized, and are amortized over their estimated useful life.  For the year ended December 31, 2006, and the periods from July 27, 2005 through December 31, 2005, and through December 31, 2006, website development costs of approximately $1,900, $4,300, and $6,200, respectively, were capitalized, and are included in furniture and equipment (Note 3).

Convertible Securities

We account for conversion options imbedded in convertible notes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), and related interpretations. SFAS 133 generally requires companies to bifurcate conversion options imbedded in convertible notes from their host instruments and to account for them as free standing derivative instruments in accordance with EITF 00-19. SFAS 133 provides an exception to this rule when convertible notes, as host instruments, are deemed to be conventional as that term is described in the implementation guidance under Appendix A to SFAS 133 and further clarified in EITF 05-2 “The Meaning of Conventional Convertible Debt Instrument” in Issue No. 00-19. We account for convertible notes (deemed conventional) in accordance with the provisions of EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features,” (“EITF 98-5”) and EITF 00-27, “Application of EITF 98-5 to Certain Convertible Instruments.” Accordingly, we record, as a discount to convertible notes, the intrinsic value of such conversion options based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption.

Stock-based Compensation

SFAS No. 123, Accounting for Stock-Based Compensation, defines a fair-value-based method of accounting for stock-based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value.

In December 2004, the FASB issued SFAS No. 123 (R) Share-Based Payment, which addresses the accounting for share-based payment transactions. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. On January 1, 2006, we adopted SFAS No. 123 (R).

Transactions in which we issue stock-based compensation for goods or services received from non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is the more reliably measurable. We often utilize pricing models in determining the fair values of options and warrants issued as stock-based compensations to non-employees. These pricing models utilize the market price of our common stock and the exercise price of the option or warrant, as well as time value and volatility factors underlying the positions.

We have considered the effects on our accounting for share-based payment under SFAS No. 123 (R) in connection with us becoming a public entity, and based on our preliminary assessment, we don not believe there will be any significant changes in our accounting for stock-based compensation.

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment to FASB Statement No. 115.” This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement of accounting for financial instruments. This statement applies to all entities, including not for profit.  The fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  We are assessing the impact adoption of SFAS No. 159 may have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are assessing the impact of the adoption of SFAS No. 157 may have on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 is a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. If an income tax position exceeds a more likely than not (greater than 50%) probability of success upon tax audit, the company will recognize an income tax benefit in its financial statements. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures consistent with jurisdictional tax laws. We adopted this interpretation on January 1, 2007.  We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operation as a result of implementing FIN 48.

DESCRIPTION OF BUSINESS

Since our inception, we have worked to develop our products and services, conduct pro-bono cases to test and analyze our systems, and conduct proof of concept with our marketing strategy.  We have spent $7,340 and $139,775 on research and development expenses for the inception to December 31, 2005 period and the year ended December 31, 2006, respectively.  Research and development expense for the six months ended June 30, 2007 amounted to $32,912.

As of August 16, 2007, we had 11 full-time employees.

Product Overview and Development

We offer three products that we believe benefit the customer by detecting, protecting and resolving identity theft and other data manipulation.  Our three products, ID Watchdog, ID SnapShot and ID Rehab, are specifically designed to work together.  The entry level product, ID Watchdog, assesses a consumer’s risk of becoming a victim of identity theft.  ID Watchdog clients are alerted upon the occurrence of events which signal that potential identity manipulation is occurring.  ID Watchdog is designed to feed new customer leads for our ID SnapShot product.  ID SnapShot provides more detailed information about a consumer’s identity to pinpoint and scope potential identity problems.  Once a client’s identity problem is identified, ID Rehab is used to assist the customer in identity theft recovery.

ID Watchdog

Our lead product, ID Watchdog is a monitoring service aimed at early detection of potential identity theft.  We believe that ID Watchdog offers value to a broad market and an attractive subscription-model pricing strategy.

To date, identity theft monitoring has been largely fulfilled by the consumer purchasing credit monitoring services.  We believe identity thieves have caught on to this trend, and we believe evidence suggests thieves may be taking advantage of this service to help in stealing identities.  Credit monitoring provides alerts when accounts are opened, charges are applied, payments are made and numerous other irrelevant changes.  Management believes that consumers have begun to ignore the copious amounts of daily alerts from credit monitoring services.  Furthermore, because credit monitoring only addresses issues with an individual’s credit, thieves have moved beyond credit reports.  ID Watchdog was developed to provide relevant identity monitoring to stay ahead of identity thieves.

ID Watchdog was developed to provide comprehensive identity theft monitoring from key public and private databases, including credit –related records.  This service monitors key components of a customer’s information reports, including first and last name, address, social security number, date of birth, and phone number.  We have partnered with a number of data providers to provide us with real-time data for this monitoring service.  This data includes information from numerous databases, including:  voter registration, hunting and fishing licenses, department of motor vehicles records, insurance records, credit reporting agencies records, check writing records and other financial databases.  As part of this service, customers will regularly receive updates informing them of changes to their identity profile.

ID SnapShot

Historically, people have looked to their credit reports for evidence of identity theft.  Fixing damaged records was generally limited to credit reports, but in reality, the victim’s life may have been affected in many other ways.  We believe identity thieves are not only interested in an individual’s financial identity but can benefit also by manipulating alternate databases.  Our ID SnapShot product was developed to assess all the potential affected areas of an individual’s identity.

ID SnapShot is designed to pinpoint the exact areas of concern highlighted in the ID Watchdog report.  Once consolidated, the ID SnapShot information is analyzed and presented in an easy-to-read format highlighting potential areas of concern.  The report is coupled with a one-on-one consultation with one of our representatives to provide further analysis and assistance.  The ID SnapShot queries databases in the following areas for signs of identity theft:

Credit Records

Personal credit history and rating

May determine:  Personal interest rate and loan approval likelihood

Checking Account Records

Check writing and debit transactions

May determine:  Check writing approval on retail purchases and/or the ability to open checking/debit accounts

DMV Records

License, vehicle registration and driving history

May determine:  Auto insurance rates, ability to obtain/renew a drivers license, employment eligibility

Medical Records

Insurance information referring to health and/or longevity

May determine:  Health Insurance rates and employment eligibility

Social Security Identification Records

Number verification, association and address history

May determine:  Benefit eligibility, status and is the key consumer identifier

National Security Records

Most wanted by Interpol, FBI, United Nations and terrorism association

May determine:  Ability to travel, both domestically and internationally

Criminal Records

Sex Offender, Department of Corrections, arrests and national warrant records

May determine:  Employment, personal freedom and standard of living

Court Records

Voter registration, bankruptcy, civil, appellate records

May determine:  Employment, financial viability and lien complications

ID Rehab

Resolving identity theft problems can be a very complicated process.  Navigating through the maze of creditors can be very time consuming and may often result in incomplete resolution.  Our ID Rehab service was created to efficiently and effectively correct corrupted or damaged records while relieving the consumer of the burden of solving the problem.

The ID Rehab service utilizes a power of attorney to us to act on the consumer’s behalf to help resolve damaged records.  We believe that our resolution service is unique and has the potential to address all facets of identity theft regarding correctable records.  We believe our ID Rehab process presents a turn-key solution for consumers seeking to quickly and efficiently recover from identity theft.  The process includes an initial screening process and a robust victim certification process with the intent to provide a full-service resolution of the identity issue.

Our process includes acquiring source documents on each fraudulent or incorrect item or affidavits signed by the victim if source documents are not available.  Automated forms coupled with our certification documents are then sent to the appropriate parties for database correction.  Paramount to the success of ID Rehab is flexibility and the ability to customize.  Each victim has a unique set of circumstances requiring custom-designed solutions.

Product Development

ID SnapShot and ID Rehab

We have conducted extensive research to offer what we believe is a comprehensive suite of identity protection, theft detection and resolution services.  Starting in 2005 prior to our incorporation, our founders visited a host of leading industry players to define the problem of identity theft from a wide perspective.  Specifically we met with several federal agencies including the U.S. Secret Service, the U.S. Postal Service, and the Federal Trade Commission; various large metropolitan police departments and district attorneys; anti-fraud departments of several large institutional banks and independent state banking associations.

We approached these organizations with a dual purpose—to introduce ourselves in the identity theft protection, detection, and resolution space and to solicit ideas to improve our offering of products and services.  Each organization shared the current practices and offered suggestions of solutions for common problems they had encountered.  By the end of the product development tour, we had established a system that addressed many of the concerns voiced by industry constituents.  Specifically, these efforts led to the development of the ID SnapShot and ID Rehab products.

In late 2005, we began pro-bono cases to test and begin to optimize our systems.  Over the next six months, we successfully completed 100 test cases of ID Rehab.  In developing our resolution techniques, we have successfully resolved errors contained in databases maintained by credit bureaus, collection agencies, creditors, The Medical Information Bureau, health insurance providers, banking institutions, various law enforcement agencies, and The National Crime Information Center.

In the summer of 2006, we launched a direct sales campaign to establish referral relationships with regional banking associations.  We conducted educational seminars for banking personnel and established over 100 relationships with small banks in both Colorado and Arizona.  On the strength of these relationships, as well as the effectiveness of our resolution process, we gained endorsements from both state banking associations in Colorado and Arizona as the preferred identity theft protection provider in the regions.

In the late fall of 2006, we began to run targeted direct mail campaigns to persons we believed to be at high risk of identity theft.  Using proprietary lists and reaching consumers when we believed that they may have become vulnerable to the possibility of identity theft, we were able to generate double digit inbound response rates to our call center.

ID Watchdog

Through our direct mail tests, we recognized a need for a proactive monitoring product to inexpensively identify manipulation of consumer information before identity theft occurs.  In January of 2007, we entered into an agreement with a third party data provider to provide custom monitoring of thousands of consumer databases for changes in name, address, social security number, date of birth, and phone number.  The system also monitors for new credit accounts and new credit applications on all three major credit bureaus.  Combined, these data fields form the foundation of an individual’s “identity.”

We are now able to acquire information from various third party data providers and then perform proprietary analysis of the data, setting a baseline identity for the customer and comparing all new data added and changed to the baseline to evaluate the risk of identity manipulation.

Current Outlook

Having added the ID Watchdog product, we believe we now stand in a position to offer identity protection, theft-detection, and identity problem resolution to a wide range of consumers.  We have conducted proof-of-concept testing of our marketing strategies with what we believe are excellent results.  In addition, we believe that the issue of identity theft will continue to increase in importance, due to increased occurrences, rising consumer awareness and heavy media coverage.

Technology

Our technology platform has been developed to facilitate ease of processing for high transaction volume.  We have proprietary software and customized off-the-shelf applications to automatically process internal functions, by analyzing data received from our database vendors.  Our technology platform uses various programming environments functionality to integrate all disparate database information in real-

time with the intent to provide the most accurate custom client formatting.  Strict security protocols have been implemented with the intent to protect storage and access to client information files to minimize risk of a security breach.

We collaborate with our vendors for each of the different data systems to design a fully integrated internal system.  This system allows for automatic custom formatting and delivery of each individual client’s report information as well as unique documentation that is provided to database aggregators and data sources as part of data resolution processes.  This system allows us to deliver customized client solutions in high volumes.

Vendor Relationships

We have established relationships with several data aggregators who provide the necessary information for our products and services.  To facilitate our monitoring, detection and resolution processes, we have access to various key databases, including the following:  criminal records, terrorist watch lists, sex offender lists, national wants and warrants, social security death indexes, credit reports, debit and checking records, medical insurance information, driving records/accident reports, bankruptcies, liens and judgments and U.S. Office of Foreign Assets Control sanctions and wanted lists.

Sales & Marketing

We have experimented with various marketing techniques and believe that consumer-direct approaches are most promising.  Specifically, we believe we can capitalize on inbound response to direct mail and other direct response campaigns to capture entry-level monitoring subscribers to our ID Watchdog product.  This direct response strategy includes public relations, television, radio, print, direct mail and Internet channels.  To support our direct response campaigns,  we plan to execute a supporting marketing communications strategy.  This strategy is intended to reinforce the message of vulnerability to identity theft in the area while positioning us as a consumer advocate and expert to help protect against this threat.

We believe that nearly all consumers would benefit from our product offerings.  We believe there is benefit for consumers in monitoring and ensuring the accuracy of their personal data.  However, to date, we believe very few consumers are aware of this.  We believe very few consumers can name even a handful of personal reports, despite the fact that these reports may be important in determining interest rates, insurance rates, job offers, lease terms and many other important transaction variables that they will encounter in their life.  Today, we believe three key market drivers have come together to increase consumer awareness of identity theft:

Consumer Fear of Identity Theft

Listed as the fastest growing crime in America by the FBI, identity theft has quickly become a part of American consumer awareness.  Identity theft has been the subject of extensive media coverage.

Consumer Demand for Credit Monitoring

We believe that in the face of the growing threat of identity theft, victims have responded by purchasing credit report monitoring services.  We believe subscribers to these services seek to get notification of changes to their credit report data in order to catch identity theft at an early stage and that once notified of potential problems, these subscribers are left to find solutions on their own.

Lack of True Identity Monitoring

We believe that the stunning growth of identity theft has occurred using conventional and popular crimes, such as opening of new credit accounts and taking over existing credit accounts.  As a result, we believe most consumers mistakenly think that identity theft is a crime that affects credit reports only.  We believe that thieves are beginning to evolve the concept of identity theft to expand beyond credit reports.  These areas include, among others, medical identity theft, criminal identity theft, property rental fraud, utilities fraud, employment fraud, and bank fraud.

Competition

We believe that the consumer data industry has historically provided advantages to entities aligned against the consumer.  As such, access to consumer information has been limited to sophisticated organizations, such as credit card companies, banks, government agencies and most recently, identity theft networks.  The call for equal consumer access has become more pronounced in recent years, leading to a burgeoning industry providing monitoring of consumer reports directly to consumers.  The main benefactors of this development have been the large data aggregators themselves.  A number of non-profit advocacy organizations have come to prominence by providing advice and resources to the individual consumer.  We are among a small group of pioneering for-profit companies poised to benefit by aligning with consumers to access and correct the information contained in personal consumer reports.  Furthermore, we believe our relationships with industry constituents, as well as our in-house expertise, give us a competitive advantage in comprehensive consumer solutions.  We believe that the environment for consumer solutions encompasses three main areas:

Insurance & Monitoring

Products offering insurance coverage in the case of unauthorized information use may be of limited value.  We believe that the market for comprehensive monitoring of all consumer databases is nascent.

Access & Analysis

Automated consumer access to credit report databases has become widespread; however, we believe that access alone without expert analysis of this data provides limited additional value to consumers.

Data Correction

There are two primary methods for correcting information in consumer databases:  consumer D-I-Y (Do-It-Yourself), and full service professional resolution.  Non-profit consumer advocacy groups and the Federal Trade Commission provide D-I-Y assistance, however, we believe navigation through the consumer data bureaucracy is very difficult and very time consuming.  Relatively new is full service professional resolution, which requires a power of attorney from the consumer and we believe promises faster and more comprehensive results.

DESCRIPTION OF PROPERTIES

We currently lease approximately 5,400 square feet of office space at 535 16th Street, Suite 700, Denver, Colorado, for our operations.  The current monthly rent is approximately $6,640 and includes market increases over the remainder of the term.

LEGAL PROCEEDINGS

There are no legal proceedings pending or known to be contemplated against us, nor are there any known legal proceedings pending or threatened, or judgments entered, against an officer or director of Identity Rehab in his capacity as such.

MANAGEMENT

Board of Directors

The following sets forth certain information regarding our board of directors.

Name	Age	Year First Elected	Position
Daryl Yurek	52	2005	Chief Executive Officer, Director
K. Dieter Heidrich	67	2006	Director
Keith G. Rickard	61	2006	Director
Murray Atkins	37	2006	Director

Daryl Yurek founded Identity Rehab in 2005 and currently serves as our Chief Executive Officer. In 1984 he co-founded Destron/IDI which manufactures radio frequency identification products and became the world standard for animal microchip identification.  In 1992, Mr. Yurek co-founded and acted as general partner in the Opus Capital Fund and in 1997 founded Bolder Venture Partners.  During the period from 1992 until 2003, Mr. Yurek has acted as fund raiser, financial advisor and manager to 14 different early stage technology and service companies.  In September of 2003, he founded and became General Manager of Veracity Credit Consultants, LLC a consumer credit services firm focused on assisting consumers to obtain optimized rates in mortgage and other financing activities.  Mr. Yurek attended York University and Western University in Canada.

K. Dieter Heidrich has been the Managing Director of Green Rock Capital, LLC (formerly Opus Capital, LLC) since 1993.  From 1986 to 1993 Mr. Heidrich was a General Partner of Weiss, Peck & Greer Ventures, LP, a California based venture capital firm.  From 1983 until 1986 he was the founder and Managing Partner of Intermountain Technology Ventures.  Prior to 1983, he worked for several technology companies, including as the founder and President of Prolink Corporation and Vice President International Operations for Northern Telecom Systems Corporation.  Mr. Heidrich has a Dipl. Ing. Degree from the Technical University in Munich, Germany.  Mr. Heidrich has been a director of E-xact Transactions Ltd. of Vancouver, BC since 2001.

Keith Rickard’s career spans 29 years in the computer service and software industries.  From 2001 to 2004 Mr. Rickard served as President, CEO and Director of BakBone Software Inc., a software products company specializing in data protection (backup and recovery).  It is publicly listed on the Toronto Stock Exchange in Canada, and the OTC Bulletin Board in the U.S.  Prior to joining BakBone, Mr. Rickard spent 19 years at Sterling Software, a Dallas-based software products company that was sold to Computer Associates in 2000.  While at Sterling, Mr. Rickard held various positions in Canada, the UK, and the US, including President of the Americas Division, Vice President of the International Division responsible for the UK, and President of the VM Software Division.  His most recent position at Sterling was President of the Storage Management Division.  Mr. Rickard holds a B.Sc. in Mathematics from the University of London.

Murray Atkins is a Vice-President of Amden Investments Limited and the President of Restoration Properties Limited.  Amden Investments is a privately held property development firm that specializes in residential and commercial development.  Restoration Properties concerns itself with the ownership and management of revenue-producing office, retail and apartment properties.  Mr. Atkins has over fifteen years of experience in marketing and financial management and serves on the boards of several private companies.  Mr. Atkins also serves as a special advisor to several public and private companies and specializes in providing expertise in the formation of new entities and venture financing for these companies.  Mr. Atkins graduated from the University of Utah with a bachelor’s degree in Business Administration and Psychology.

Executive Officers

The following table provides certain information about our executive officers and other key personnel.  We currently have five executive officers, our Chief Executive Officer, President, Chief Financial Officer, Vice President of Operations and Vice President of Marketing.  None of our employees has an employment agreement.

Name	Age	Position
Daryl Yurek	52	Chief Executive Officer
Justin Yurek	27	President
Dennis Perkins	56	Chief Financial Officer
Eric Lunstrum	52	Vice President of Operations
Erik Hansen	37	Vice President of Marketing

For information on Daryl Yurek, see “Management – Board of Directors.”

Justin Yurek is our President.  In 2003, he co-founded Veracity Credit Consultants, LLC with his father, Daryl Yurek.  Prior to Veracity, Mr. Yurek worked in the financial services industry for Oppenheimer Funds from 2002 to 2003 and American Express Financial Advisors (now Ameriprise) from 2001 to 2002.  Mr. Yurek holds a B.A. in International Relations from Tufts University.

Dennis Perkins joined Identity Rehab as Chief Financial Officer in April 2007.  He has over 30 years of experience as chief financial officer and controller of companies in a wide variant of industries.  Prior to joining Identity Rehab, from June 2001 to March 2007, he was a consultant for companies such as Qwest Communication, Inc and Adephia Communications Inc. conducting SEC reporting, financial reporting and other accounting services.  From June 2000 to May 2001, Mr. Perkins was Vice President Corporate Controller of New Global Telecom, Inc.  Prior to 2000, Mr. Perkins held several financial executive positions with companies primarily in the telecommunication business.  Mr. Perkins is a certified public accountant and has a bachelor’s degree in business with a major in accounting from Texas Tech University.

Eric Lunstrum joined Identity Rehab as Vice President of Operations in 2005.  Prior to joining our company, he was a Managing Director for Univel Corporation from 1993  to 2005 where he was responsible for sales and marketing, accounting and operations departments.  Prior to that, Mr. Lunstrum worked for Destron/IDI in Boulder, Colorado, as Vice President of Operations from 1985 to 1993 where he was responsible for all manufacturing, quality and customer service departments.  Mr. Lunstrum has a B.S. degree in Business Management from San Jose State University.

Erik Hansen joined as our Vice President of Marketing in February 2007.  Prior to that, he worked for Amrion from 1996 to 1999 where he managed the direct marketing for Bioenergy Nutrients® and for Video Professor from 2001 to 2004 where he worked as a Director of Marketing.  More recently, Mr. Hansen has helped launch new products for Revival Soy, PC Treasures, and E Power and Profits and founded a direct marketing company, Subscription Marketing, LLC™.  Erik completed his B.A. degree in political science from Truman State University and M.B.A. from the University of Denver.

Committees

We do not have a separately designated Audit Committee or any other standing committee.

Code of Ethics

We have not adopted a Code of Ethics for our officers, directors or employees.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of our named executive officers for the 2006 fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Daryl Yurek, Chief Executive Officer(1)	2006	$35,000	—	$105,000	—	—	$140,000
Justin Yurek, VP of Sales(2)	2006	$15,000	—	$5,000	—	—	$20,000
Eric Lunstrum, VP of Operations	2006	$76,667	—	$—	—	—	$76,667
Scott J. Wachtel, CFO(3)	2006	$39,694	—	$17,383	—	—	$57,077
Brandon Dale, VP of Business Development(4)	2006	$59,732		$14,900			$59,732
Richard Hall, President/COO	2006	$65,000					$65,000

(1)          Cash compensation to Daryl Yurek was paid pursuant to a consulting arrangement between Identity Rehab and Bolder Venture Partners, an entity controlled by Mr. Yurek.  For the year ended December 31, 2006, we paid $35,000 in cash compensation and issued 700,000 shares to Bolder Venture Partners with a grant date fair market value of $0.15 per share.

(2)          Justin Yurek served as our Vice President of Sales during 2006.  In 2007, he was promoted to the office of President.  For the year ended December 31, 2006, we paid $15,000 in cash compensation and issued 33,333 shares to Justin Yurek with a grant date fair market value of $0.15 per share.

(3)          Mr. Wachtel served as our Chief Financial Officer from September 2005 to October 2006.  In October 2006, in connection with his separation, Mr. Wachtel received a stock award equal to 166,667 shares with a grant date fair market value of $0.15 per share in exchange for the payment of $0.001 per share.

(4)          Mr. Dale served as our Vice President of Business Development from August 2005 to August 2006.  In August, 2006, in connection with his separation, Mr. Dale received a stock award equal to 100,000 shares with a grant date fair market value of $0.15 per share, in exchange for the payment of $0.01 per share.

Outstanding Equity Awards

There were no outstanding equity awards for the named executive officers at the end of the 2006 fiscal year.

Director Compensation

Director Summary Compensation Table

The table below summarizes the compensation we paid to our non-employee directors for the fiscal year ended December 31, 2006.  The compensation of our directors is determined on an ad hoc basis from year to year.

	Fees Earned or
Name	Paid in Cash	Stock Awards	Option Awards		Total
(1)	($)	($)	($)		($)
Keith G. Rickard	—	—	$21,000	(1)	$21,000
Murray Atkins	—	—	$21,000	(1)	$21,000
K. Dieter Heidrich	—	—	$21,000	(1)	$21,000

(1)   Each director received 300,000 options vested immediately with a strike price of $0.15 per share, expiring five years from the date of grant.  The FAS 123R value of the options was $21,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 31, 2007 the number of shares of our common stock beneficially owned by (1) each of our directors; (2) each of our named executive officers; (3) each beneficial owner of more than 5% of our outstanding common stock; and (4) all of our executive officers and directors as a group.  Unless otherwise indicated, the address for each of our directors, executive officers and other 5% shareholders is in care of Identity Rehab Corporation, 535 Sixteenth Street, Suite 700, Denver, Colorado 80202.

Information relating to beneficial ownership of our common stock is based upon “beneficial ownership” concepts described in the rules issued under the Securities Exchange Act of 1934.  Under these rules a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose or to direct the disposition of the security.  A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within 60 days from July 31, 2007.  Unless otherwise indicated under “Amount and Nature of Beneficial Ownership,” each person is the record owner of and has sole voting and investment power with respect to his or her shares.

	Amount and Nature
	of Beneficial		Percent of
Name of Beneficial Owner	Ownership		Shares(1)
Directors:
Daryl Yurek	9,000,000	(2)	39.31%
Keith G. Rickard	966,667	(3)	4.87%
Murray Atkins	1,273,601	(3)(4)	6.42%
K. Dieter Heidrich	491,667	(3)	2.48%

Named Executive Officers (Non-Directors):
Erik Hansen	—		—
Eric Lunstrum	366,667		1.88%
Dennis Perkins	150,000		*
Justin Yurek	1,083,333		5.55%
All Directors and Executive Officers as a Group	13,331,935		58.08%

Other 5% Shareholders:
Vicis Capital Master Fund	10,714,285	(5)	35.43%

	Amount and Nature
	of Beneficial		Percent of
Name of Beneficial Owner	Ownership		Shares(1)
Eric Weissenberger, Jr.	1,785,713	(5)	8.38%
Randy Haag	1,496,427	(5)(6)	7.12%
WMS Enterprises, LLC	1,494,786	(5)(7)	7.11%
Lani Dy	1,428,570	(5)	6.82%
Porter Partners, L.P.	1,214,285	(5)	5.85%
Dr. Yoshiyuk Okamura	1,107,075	(5)	5.67%
J. Madison Ayer	1,033,333		5.29%

*        Represents less than one percent of the outstanding shares.

(1)     Based on 19,529,344 shares of common stock outstanding as of July 31, 2007 and assumes the exercise by the indicated shareholder or group of all options or warrants to purchase our common stock held by such shareholder or group that are exercisable on or before September 29, 2007.  Also assumes the conversion by such indicated shareholder or group of all of the Convertible Debentures held by such shareholder or group.  In each case, the percentage shown assumes that only such shareholder has converted or exercised such shareholder’s derivative securities into common stock and that no other holder of derivative securities has converted or exercised.

(2)     Includes 5,633,333 shares held directly by Mr. Yurek as well as security holdings of Bolder Venture Partners, an entity in which Mr. Yurek is the controlling owner and Managing Partner.  Bolder Venture Partners owns 866,667 issued and outstanding shares, $350,000 principal amount of our Convertible Debentures convertible at any time into 1,250,000 shares of common stock, and Warrants which may be exercised at any time for the purchase of 1,250,000 shares.

(3)     Includes 300,000 shares of common stock issuable upon the exercise of fully vested options with an exercise price of $0.15 per share.

(4)     Includes 306,934 shares held by Murray Atkins and 666,667 shares held by his wife, Kristina Atkins.

(5)     Includes shares of common stock issuable upon conversion of the Convertible Debentures and shares of common stock issuable upon exercise of the Warrants.

(6)     Includes 424,999 shares issuable upon exercise of warrants issued as compensation pursuant to the agreement with our Placement Agent in connection with our private placement of Convertible Debentures and Warrants. Mr. Haag is one of the principals of the Placement Agent.

(7)     Includes 1,423,358 shares issuable upon exercise of warrants issued as compensation pursuant to the agreement with our Placement Agent in connection with our private placement of Convertible Debentures and Warrants. Christopher S. Wolstad is one of the Principals of the Placement Agent and is the Manager of WMS Enterprises, LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently lease approximately 5,400 square feet of office space at 535 16th Street, Suite 700, Denver, Colorado, for our operations.  The current monthly rent is approximately $6,640 and the Lease includes market rate rent adjustments over the term of the Lease.  The Lease is personally guaranteed by Daryl Yurek, our Chief Executive Officer.

During the periods from July 27, 2005 through December 31, 2006, we received total cash advances of $279,343 from Veracity Credit Consultants, LLC, (“VCC”) an entity controlled by Daryl Yurek in exchange for two unsecured convertible notes payable due in December 2008.  The notes payable allow for maximum borrowings of up to $325,000 (a $250,000 note payable bears interest at 7% and a $75,000 note payable bears interest at 9%).

In January 2007, we entered into a $100,000, 9%, unsecured promissory note with VCC, convertible into shares of common stock at a fixed conversion price of $0.25 per share.  Through April 30, 2007, we borrowed up to the maximum amount available under all three notes ($425,000).  In April 2007, we entered into a $250,000 9% unsecured note due in December 2008. From April to June 2007, we borrowed approximately $246,000 from VCC on these notes.

VCC sold certain of its notes to certain individuals and in June 2007 $255,800 of the convertible notes were converted into 1,705,344 shares of our common stock.  Also in June 2007 we repaid $275,000 of the notes by paying $75,000 in cash and issuing VCC $200,000 principal amount of our 9% convertible debentures.  During July and August 2007, we repaid the remaining $152,000 principal amount of the VCC convertible notes by paying $2,000 in cash and issuing $150,000 principal amount of our 9% convertible debentures.  VCC subsequently transferred all of their 9% convertible debentures to Bolder Venture Partners, another entity which is controlled by Daryl Yurek.

We have a consulting arrangement with one of our directors, K. Dieter Heidrich, by which Mr. Heidrich provides certain IT-related consulting services on an ad hoc basis.  We paid $8,000 under this arrangement during 2007.

DESCRIPTION OF SECURITIES

Description of Common Stock

Our authorized capital stock consists of 60,000,000 shares, 50,000,000 shares of which are designated common stock with no par value and 10,000,000 shares of which are designated preferred stock with no par value.  This summary does not purport to be exhaustive and is qualified in its entirety by reference to our Articles of Incorporation, our Bylaws, and to applicable Colorado law.

As of July 31, 2007, we had 19,529,344 shares of our common stock issued and outstanding and no shares of our preferred stock outstanding.  From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board.  Subject to the rights and preferences of any series of preferred stock that may be designated by our board of directors in the future, holders of shares of our common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution.  We do not plan to declare any cash dividends in the immediate future.  Subject to the rights and preferences of any series of preferred stock that may be designated by our board of directors in the future, holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights.  Shareholders have no preemptive, conversion, redemption or sinking fund rights.  In the event of a liquidation, dissolution or winding-up of our company, subject to the rights and preferences of any series of preferred stock that may be designated by our board of directors in the future, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities.  The outstanding shares of common stock are fully paid and nonassessable.  There is currently no public trading market for our common stock.

Provisions in Our Articles of Incorporation and Bylaws that would Delay, Defer or Prevent a Change in Control

Our Articles of Incorporation authorize our board of directors to issue a class of preferred stock commonly known as a “blank check” preferred stock.  Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one or more series.  Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to adopt resolutions; to issue the shares; to fix and determine the number of shares; and to provide for or change the voting powers, designations, preferences, and relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following:  dividend rights, including whether dividends are cumulative; dividend rates; terms of redemption, including sinking fund provisions; redemption prices; conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock.

In each such case, we will not need any further action or vote by our shareholders.  One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management.  The issuance of shares of preferred stock pursuant to the board of director’s authority described above may adversely affect the rights of holders of common stock.  For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock.  Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Colorado Anti-Takeover Laws

Pursuant to the Colorado Business Corporation Act (“CBCA”), amendments to the Articles of Incorporation must be submitted to a shareholder vote if proposed either by the board of directors or by the holders of shares representing at least 10% of all of the votes entitled to be cast on the amendment.  The board of directors is generally required to recommend the amendment to the shareholders, except if the amendment is proposed by the shareholders or if the board of directors determines that because of a conflict of interest or other special circumstances it should make no recommendation.  Among other consequences, this aspect of the CBCA may limit the effectiveness of any anti-takeover provisions contained in a corporation’s articles of incorporation.  Our Articles of Incorporation do not impose any supermajority voting requirements upon proposed amendments to the articles.  To approve all other amendments, our Bylaws and the CBCA provide that the affirmative vote of a majority of the shares represented at a meeting (at which a quorum is present) is necessary.

Indemnification of Directors and Officers

The Colorado Revised Statutes allow us to indemnify our officers and directors from certain liabilities and our Bylaws state that we shall indemnify all our directors, officers, employees, fiduciaries and agents (“Indemnified Persons”) who are threatened to be made or are made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, because such Indemnified Person was a director, officer, employee, fiduciary or agent of the Company.

The Bylaws allow us to purchase and maintain insurance on behalf of any person who is or was an Indemnified Person or who, while an Indemnified Person, is or was serving at our request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against such person or incurred by such person or incurred by such person in any such capacity or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the Colorado Revised Statutes or Bylaws as described above.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Identity Rehab pursuant to any provisions contained in its Articles of Incorporation, Bylaws, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Transfer Agent

Our transfer agent is Transhare Corporation, 5105 DTC Parkway, Suite 325, Greenwood Village, Colorado 80111, telephone (303) 662-1112.

SELLING SHAREHOLDERS

We are registering shares of common stock that are issued and outstanding and that that may become issuable upon conversion of our Convertible Debentures, Class A Warrants and Class B Warrants in the aggregate principal amount of $3,725,291. The Convertible Debentures, Class A Warrants and Class B Warrants were issued to the selling shareholders in a private placement offering which closed on July 17, 2007. The Convertible Debentures, Class A Warrants and Class B Warrants were issued in transactions exempt from the registration requirements of the 1933 Act under Section 4(2) of the 1933 Act to persons reasonably believed to be “accredited investors” as defined in Regulation D under the 1933 Act.  Pursuant to the terms of the securities purchase agreement and related agreements under which the Convertible Debentures, Class A Warrants and Class B Warrants were issued, we agreed to file this registration statement in order to permit those investors to sell the shares underlying the Convertible Debentures, Class A Warrants and Class B Warrants.

The tables below list the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders.  The second column lists the shares of common stock being offered pursuant to this prospectus by each of the selling shareholders, assuming conversion of all of the Convertible Debentures, the issuance of common shares in payment of all accrued interest on the Debentures and exercise of all of the Warrants and options held by the selling shareholders.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities currently owned or for which the selling Shareholders has the right to acquire within 60 days.

The inclusion of any securities in the following tables does not constitute an admission of beneficial ownership by the persons named below. Except as indicated in the footnotes to the tables, no selling shareholder has had any material relationship with us or our predecessors or affiliates during the last three years.

The table immediately below includes shares of Selling Shareholders other than those underlying the Convertible Debentures and Warrants.

Number of Shares Owned
Before Offering and Being
Name of Selling Shareholder	Offered (1)
Ayer, Madison (2) (3)	1,033,333
Ayer, John (2)	133,333
Ayer, William O. (2)	103,333
Bobowski, Dan (2)	100,000
Canlis, Chris Brian (2)	73,333
Carr, Jodi (2)	33,333
Cordova, Jeffrey R. (2)	6,666
Cordova, Rudy Z. (2)	33,333
Cunningham, Elaine M. (2)	33,333
Daedalus Consultants, LLC (4)	100,000
Dahl, Lawrence E. & Zana L. (2)	6,666
Dahl-Wachtel, Karen M. (2)	10,000
Dale, Brandon S. (2) (5)	146,666
Dunlop, William J. (2)	200,000
Element, Martyn (2)	133,333
Ennis, Ashley B. (2)	50,000
Fisak, Robert (2) (3)	366,666
Ganoe, Jeff (2)	6,666
Guidara, Frank W. (2)	66,666
Guidara, William H. (2)	66,666
Hall, Jr., Richard M. (2) (6)	633,333
Hargrave, Juliann M. (2)	3,333
Hendricks, Evan (2) (3)	533,333
Herivel, Gregory E. (2)	3,333
Herrmann, Drew and Karna (2)	6,666
J. F. Junge Family Ltd. Ptrshp II (7)	333,333
Johnson, Andrea J. (2) (8)	33,333
Johnson, L. Lance (2)	66,666
Jonas, Fernando Mayol & Bill (2)	33,333
Junge, Ivan (2) (7) (9)	66,666
Kust, Kevin J. (2)	50,000
Leonardi, Angelina M. (2)	50,000
Lucayo, Carlos (2)	166,666
Lutzke, Thomas (2)	70,000
MacEachern, Louis W. (2)	400,000
McCleery, Ryan (2)	120,000
Moore, Andrew (2)	33,333
Navaro, Mark (2)	34,103
Noe, Justin A. (2)	50,000
Ohno, Arthur (2)	150,000

Number of Shares Owned
Before Offering and Being
Name of Selling Shareholder	Offered (1)
Okamura, Gary (2)	165,000
Okamura, James (2)	529,622
Okamura, Yoshiyuk (2)	1,107,075
Okamura, Tatsuo (2)	607,704
Oleynick, James (2)	100,000
Pentafon (10)	166,666
Prier, James (2)	100,000
Quinn, Karen (2)	33,333
Rare Space, Inc. (11)	136,571
Remple, Mike (2)	165,000
Romero, Matthew L. (2)	50,000
Saxena, Gyan P. and Nidhi (2)	33,333
Schmidt, Donald & Sharon (2)	20,000
Schrock, Briana B. (2)	50,000
Smalley, David (2)	40,000
Spray, James (2)	50,000
Spray, Linda G. (2)	33,333
Vigliotti, Rosatto (2) (9)	150,000
Wachtel, Aaron M. (2)	10,000
Wachtel, Keith (2)	6,666
Wachtel, Marvin(2)	6,666
Wachtel, Savanna K. (2)	10,000
Wachtel, Scott (2) (12)	116,666
Wachtel, Thomas M. (2)	10,000
Wangerud, Kenneth & Karen (2)	6,666
Wangerud, Reed (2)	6,666
Weidman, Charles D. (2)	64,000
Wells, Randy (2)	6,666
Weston Mineral Service (13)	300,000
Zuckerman, Bob and Desda (2)	33,333
Zuckerman, Shira A. (2)	50,000
Totals	9,705,723

(1)   We are registering all shares beneficially owned by each of the Selling Shareholders identified in the tables below and the Selling Shareholders are offering all of their shares pursuant to this prospectus.  As a result, assuming that all of the shares offered hereby are sold, the percentage of outstanding common shares to be owned by each Selling Shareholder after the offering is complete is zero.

(2)   This Selling Shareholder makes the investment decisions with regard to these shares.

(3)   This Selling Shareholder serves on our Advisory Board.

(4)   Consists solely of shares issuable upon exercise of options.  Trey Bowles, the Chief Executive Officer of Daedalus Consultants, LLC, makes the investment decisions with regard to these shares.

(5)   Brandon Dale was our Vice President of Business Development from August 15, 2005 to August 25, 2006.

(6)   Richard Hall was our President and Chief Operating Officer from May 1, 2006 to December 15, 2006.

(7)   The sole general partner of J.F. Junge Family Limited Partnership II is its Managing General Partner, J.F. Junge, LLC.  The Managing Member of the LLC is a revocable trust of Dirk Junge, of which he is Trustee and Settler.  Ivan Junge, the nephew of Dirk Junge, is a limited partner of J.F. Junge Family Limited Partnership II and an employee of the Company.

(8)   Includes 100,000 shares issuable upon exercise of options.

(9)   Includes 50,000 shares issuable upon exercise of options.

(10) Antonio Fajer, Roberto Salvo and Winston Lacayo make the investment decisions with regard to these shares.

(11) Tom Grotewald, Tanner Mason and Jason Dolce make the investment decisions with regard to these shares.

(12) Scott Wachtel was our Chief Financial Officer from September 1, 2005 to October 13, 2006.

(13) Patrick McLeery makes the investment decisions with regard to these shares.

The table immediately below includes only those selling shareholders who purchased Convertible Debentures and Warrants in our 2007 private placement as well as shares issuable upon exercise of warrants issued to the Placement Agent and several of its principals as compensation for the Placement Agent’s services.

Number of Shares Owned Before
Name of Selling Shareholder	Offering and Being Offered (1)
Boyer, Mark T. (2) (3)	389,284
Brio Capital L.P. (4) (5)	583,927
Burtness, Richard (3) (6)	194,641
Conn, Michael L. (3) (6)	194,641
Daniel A. Deikel Trust Declaration (7) (8)	163,500
Dy, Lani (3) (9)	1,557,141
EDJ Limited (10) (11)	233,571
Element, Martyn (3) (12)	70,777
Elson, Andrew C. & Lisa M. (3) (13)	311,425
Erigero, Gregory (2) (3)	389,284
Gibson Living Trust (2) (14)	389,284
Green Drake Capital Corp. (15) (16)	798,274
H.L. Severance, Inc. Pension Plan & Trust (17) (18)	545,000
H.L. Severance, Inc. Profit Sharing Plan & Trust (10) (18)	233,571
Haag, Randy (3) (19)	1,592,857
Joel D. Aaseby Living Trust (6) (20)	194,641
Kruljack, Jon B. & Teri E. (3) (21)	116,784
Lapidus, Robert J. & Donna M. (3) (22)	196,200

Number of Shares Owned Before
Name of Selling Shareholder	Offering and Being Offered (1)
Lewis, Paul W. (3) (6)	194,641
Lu, C. Mike (3) (10)	233,571
Ohno, Arthur (3) (23)	272,500
Okamura, Gary (3) (24)	233,571
Okamura, James (3) (25)	467,141
Okamura, Jean (3) (26)	661,784
Okamura, Tatsuo (3) (27)	311,427
Ostrander, John (3) (6)	194,641
Padzik, John (3) (28)	14,286
Penn Footwear Co. (2) (29)	389,284
Porter Partners, L.P. (30) (31)	1,323,571
Sauber, Gregory (3) (6)	194,641
Severance, H. Leigh (3) (32)	778,571
Thompson, Jack (3) (6)	194,641
Vicis Capital Master Fund (33) (34)	11,678,571
Weissenberger, Jr., Erich (3) (35)	1,946,427
WMS Enterprises, LLC (36) (37)	1,501,215
Wrolstad, Chris (3) (6)	194,641
Totals	28,939,926

(1)     We are registering all shares beneficially owned by each of the selling shareholders identified in the tables below and the selling shareholders are offering all of their shares pursuant to this prospectus.  As a result, assuming that all of the shares offered hereby are sold, the percentage of outstanding common shares to be owned by each selling shareholder after the offering is complete is zero.

(2)     Shares consist of: (i) 178,571 share issuable upon conversion of the Convertible Debenture; (ii) 89,285 shares issuable upon exercise of the Class A Warrants; (iii) 89,285 shares issuable upon exercise of the Class B Warrants; and (iv) 32,143 shares issuable as payment of interest on the Convertible Debenture.

(3)     This selling shareholder makes the investment decisions with regard to these shares.

(4)     Shares consist of: (i) 267,857 share issuable upon conversion of the Convertible Debenture; (ii) 133,928 shares issuable upon exercise of the Class A Warrants; (iii) 133,928 shares issuable upon exercise of the Class B Warrants; and (iv) 48,214 shares issuable as payment of interest on the Convertible Debenture.

(5)     Brio Capital Management LLC is the General Partner of Brio Capital L.P.  Shaye Hirsch is the sole manager of Brio Capital Management LLC and makes the investment decisions with regard to these shares.

(6)     Shares consist of: (i) 89,286 share issuable upon conversion of the Convertible Debenture; (ii) 44,642 shares issuable upon exercise of the Class A Warrants; (iii) 44,642 shares issuable upon exercise of the Class B Warrants; and (iv) 16,071 shares issuable as payment of interest on the Convertible Debenture.

(7)     Shares consist of: (i) 75,000 share issuable upon conversion of the Convertible Debenture; (ii) 37,500 shares issuable upon exercise of the Class A Warrants; (iii) 37,500 shares issuable upon exercise of the Class B Warrants; and (iv) 13,500 shares issuable as payment of interest on the Convertible Debenture.

(8)     Daniel A. Deikel makes the investment decisions with regard to these shares.

(9)     Shares consist of: (i) 714,286 share issuable upon conversion of the Convertible Debenture; (ii) 357,142 shares issuable upon exercise of the Class A Warrants; (iii) 357,142 shares issuable upon exercise of the Class B Warrants; and (iv) 128,571 shares issuable as payment of interest on the Convertible Debenture.

(10)   Shares consist of: (i) 107,143 share issuable upon conversion of the Convertible Debenture; (ii) 53,571 shares issuable upon exercise of the Class A Warrants; (iii) 53,571 shares issuable upon exercise of the Class B Warrants; and (iv) 19,286 shares issuable as payment of interest on the Convertible Debenture.

(11)   Jeffrey H. Porter is the Investment Advisor to EDJ Limited and makes the investment decisions with regard to these shares.

(12)   Shares consist of: (i) 32,467 share issuable upon conversion of the Convertible Debenture; (ii) 16,233 shares issuable upon exercise of the Class A Warrants; (iii) 16,233 shares issuable upon exercise of the Class B Warrants; and (iv) 5,844 shares issuable as payment of interest on the Convertible Debenture.

(13)   Shares consist of: (i) 142,857 share issuable upon conversion of the Convertible Debenture; (ii) 71,427 shares issuable upon exercise of the Class A Warrants; (iii) 71,427 shares issuable upon exercise of the Class B Warrants; and (iv) 25,714 shares issuable as payment of interest on the Convertible Debenture.

(14)   James H. Gibson and Sara F. Gibson, trustees, make the investment decisions with regard to these shares.

(15)   Consists of 798,274 shares issuable upon exercise of warrants issued to this selling shareholder as compensation for placement agent services rendered in the offering of the Convertible Debentures and Warrants.

(16)   Aspenwood Capital, the investment banking division of Green Drake Capital Corp., served as the placement agent for the Convertible Debentures and Warrants.  Steven J. Ossello, H. Reed Madison, Christopher S. Wrolstad and Randy Haag are the founders and principals of Aspenwood Capital and make the investment decisions with regard to these shares.

(17)   Shares consist of: (i) 250,000 share issuable upon conversion of the Convertible Debenture; (ii) 125,000 shares issuable upon exercise of the Class A Warrants; (iii) 125,000 shares issuable upon exercise of the Class B Warrants; and (iv) 45,000 shares issuable as payment of interest on the Convertible Debenture.

(18)   H. Leigh Severance, trustee, makes the investment decisions with regard to these shares.

(19)   Shares consist of: (i) 535,714 share issuable upon conversion of the Convertible Debenture; (ii) 267,857 shares issuable upon exercise of the Class A Warrants; (iii) 267,857 shares issuable upon exercise of the Class B Warrants; (iv) 96,429 shares issuable as payment of interest on the Convertible Debenture, and (v) 425,000 shares issuable upon the exercise of warrants issued as compensation pursuant to the agreement with our Placement Agent.  Randy Haag is a founder and principal of Aspenwood Capital, the placement agent for the Convertible Debentures and Warrants.

(20)   Joel D. Aaseby, trustee, makes the investment decisions with regard to these shares.

(21)   Shares consist of: (i) 53,571 share issuable upon conversion of the Convertible Debenture; (ii) 26,785 shares issuable upon exercise of the Class A Warrants; (iii) 26,785 shares issuable upon exercise of the Class B Warrants; and (iv) 9,643 shares issuable as payment of interest on the Convertible Debenture.

(22)   Shares consist of: (i) 90,000 share issuable upon conversion of the Convertible Debenture; (ii) 45,000 shares issuable upon exercise of the Class A Warrants; (iii) 45,000 shares issuable upon exercise of the Class B Warrants; and (iv) 16,200 shares issuable as payment of interest on the Convertible Debenture.

(23)   Shares consist of: (i) 125,000 share issuable upon conversion of the Convertible Debenture; (ii) 62,500 shares issuable upon exercise of the Class A Warrants; (iii) 62,500 shares issuable upon exercise of the Class B Warrants; and (iv) 22,500 shares issuable as payment of interest on the Convertible Debenture.

(24)   Shares consist of: (i) 107,143 share issuable upon conversion of the Convertible Debenture; (ii) 53,571 shares issuable upon exercise of the Class A Warrants; (iii) 53,571 shares issuable upon exercise of the Class B Warrants; and (iv) 19,286 shares issuable as payment of interest on the Convertible Debenture.

(25)   Shares consist of: (i) 214,286 share issuable upon conversion of the Convertible Debenture; (ii) 107,142 shares issuable upon exercise of the Class A Warrants; (iii) 107,142 shares issuable upon exercise of the Class B Warrants; and (iv) 38,571 shares issuable as payment of interest on the Convertible Debenture.

(26)   Shares consist of: (i) 303,571 share issuable upon conversion of the Convertible Debenture; (ii) 151,785 shares issuable upon exercise of the Class A Warrants; (iii) 151,785 shares issuable upon exercise of the Class B Warrants; and (iv) 54,643 shares issuable as payment of interest on the Convertible Debenture.

(27)   Shares consist of: (i) 142,857 share issuable upon conversion of the Convertible Debenture; (ii) 71,428 shares issuable upon exercise of the Class A Warrants; (iii) 71,428 shares issuable upon exercise of the Class B Warrants; and (iv) 25,714 shares issuable as payment of interest on the Convertible Debenture.

(28)   Consists of 14,286 shares issuable upon exercise of warrants issued to this selling shareholder as compensation pursuant to the agreement with our Placement Agent.

(29)   Jeff Davidowitz, Ivan Davidowitz, Steven Davidowitz and Ben Davidowitz make the investment decisions with regard to these shares.

(30)   Shares consist of: (i) 607,143 share issuable upon conversion of the Convertible Debenture; (ii) 303,571 shares issuable upon exercise of the Class A Warrants; (iii) 303,571 shares issuable upon exercise of the Class B Warrants; and (iv) 109,286 shares issuable as payment of interest on the Convertible Debenture.

(31)   Jeffrey H. Porter is the General Partner of Porter Partners, L.P. and makes the investment decisions with regard to these shares.

(32)   Shares consist of: (i) 357,143 share issuable upon conversion of the Convertible Debenture; (ii) 178,571 shares issuable upon exercise of the Class A Warrants; (iii) 178,571 shares issuable upon exercise of the Class B Warrants; and (iv) 64,286 shares issuable as payment of interest on the Convertible Debenture.

(33)   Shares consist of: (i) 5,357,143 share issuable upon conversion of the Convertible Debenture; (ii) 2,678,571 shares issuable upon exercise of the Class A Warrants; (iii) 2,678,571 shares issuable upon exercise of the Class B Warrants; and (iv) 964,286 shares issuable as payment of interest on the Convertible Debenture.

(34)   Vicis Capital LLC is the investment advisor to this selling shareholder.  Shad Stastney, John Succo and Sky Lucas make the investment decisions with regard to these shares.

(35)   Shares consist of: (i) 892,857 share issuable upon conversion of the Convertible Debenture; (ii) 446,428 shares issuable upon exercise of the Class A Warrants; (iii) 446,428 shares issuable upon exercise of the Class B Warrants; and (iv) 160,714 shares issuable as payment of interest on the Convertible Debenture.

(36)   Shares consist of: (i) 35,714 share issuable upon conversion of the Convertible Debenture; (ii) 17,857 shares issuable upon exercise of the Class A Warrants; (iii) 17,857 shares issuable upon exercise of the Class B Warrants; (iv) 6,429 shares issuable as payment of interest on the Convertible Debenture, and (v) 1,423,358 shares issuable upon exercise of warrants issued as compensation pursuant to the agreement with our Placement Agent. The Manager of the selling shareholder is a principal of the Placement Agent.

(37)   Chris Wrolstad is the Manager of WMS Enterprises and makes the investment decisions with regard to these shares.

PLAN OF DISTRIBUTION

We are registering shares of our common stock for resale by the selling shareholders identified in the section above entitled “selling shareholders.”  We will receive none of the proceeds from the sale of these shares by the selling shareholders.  The selling shareholders and any of their pledgees, donees, assignees and other Successors-in-interest may, from time to time, sell any or all of their shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions.

The selling shareholders may use any one or more of the following methods when selling shares:

•      ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•      a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•      purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•      an exchange distribution in accordance with the rules of the applicable exchange;

•      privately negotiated transactions;

•      broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•      through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•      a combination of any such methods of sale; or

•      any other method permitted pursuant to applicable law.

Neither the selling shareholders nor Identity Rehab can presently estimate the amount of compensation in the form of discounts, concessions or commissions that underwriters, broker-dealers or agents may receive from the selling shareholders or the purchasers of the common stock.  We know of no existing arrangements between the selling shareholders, broker-dealers, underwriters or agents relating to the sale or distribution of the shares.

Certain of the selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of section 2(11) of the Securities Act of 1933, as amended, in connection with the sales and distributions contemplated under this prospectus, and may have civil liability under Sections 11 and 12 of the Securities Act for any omissions or misstatements in this prospectus and the registration statement of which it is a part.  Additionally, any profits which such selling shareholders may receive might be deemed to be underwriting compensation under the Securities Act.

The resale shares will be sold only through registered or licensed broker-dealers if required under applicable state securities laws.  In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We will bear all expenses relating to the sale of our common shares under this prospectus, except that the selling shareholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling shareholders.  We have agreed to indemnify some of the selling shareholders against certain losses, claims, obligations, damages and liabilities, including liabilities under the Securities Act.

Any common shares offered under this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may also be sold under Rule 144 rather than pursuant to this prospectus.

Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution.  In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person.  We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the common stock to be sold by the selling shareholders under this prospectus will be passed upon for us by Davis Graham & Stubbs LLP.

EXPERTS

Our audited financial statements included herein and elsewhere in the Registration Statement of which this prospectus is a part have been audited by GHP Horwath, P.C. an independent registered public accounting firm, for the periods and to the extent set forth in their report (which describes an uncertainty related to our ability to continue as to going concern and which includes an explanatory paragraph relating to our adoption of Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment effective January 1, 2006) appearing herein and elsewhere in the Registration Statement of which this prospectus is a part.  Such financial statements have been so included in reliance upon the report of such firm given upon the firm’s authority as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 under the Securities Act with respect to the securities offered by this prospectus.  This prospectus, which forms a part of said Registration Statement, does not contain all the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission.  For further information with respect to Identity Rehab Corporation and the securities offered by this prospectus, reference is made to the Registration Statement.  Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the Registration Statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions.  The Registration Statement and other information may be read and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.  The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

Identity Rehab Corporation

535 Sixteenth Street

Suite 700

Denver, Colorado  80202

Daryl Yurek

303-339-8010

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

TABLE OF CONTENTS

Audited Financial statements as of and for the periods ended December 31, 2006:

Report of independent registered public accounting firm	F-2

Balance sheet as of December 31, 2006	F-3

Statements of operations for the year ended December 31, 2006, the period from July 27, 2005 (inception) through December 31, 2005, and the period from July 27, 2005 (inception) through December 31, 2006

F-4

Statements of ownership deficit for the year ended December 31, 2006, the period from July 27, 2005 (inception) through December 31, 2005, and the period from July 27, 2005 (inception) through December 31, 2006

F-5

Statements of cash flows for the year ended December 31, 2006, the period from July 27, 2005 (inception) through December 31, 2005, and the period from July 27, 2005 (inception) through December 31, 2006

F-6

Notes to financial statements	F-7

Unaudited Interim financial statements for the six month periods ended June 30, 2007 and June 30, 2006 and inception:

Balance sheet as of June 30, 2007	F-16

Statements of operations for the six months ended June 30, 2007 and June 30, 2006 and the period from July 27, 2005 (inception) through June 30, 2007	F-17

Statements of ownership deficit for the period from July 27, 2005 (inception) through June 30, 2007	F-18

Statements of cash flows for the six months ended June 30, 2007 and June 30, 2006 and the period from July 27, 2005 (inception) through June 30, 2007	F-19

Notes to unaudited financial statements	F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Identity Rehab Corporation

We have audited the accompanying balance sheet of Identity Rehab Corporation (a Development Stage Enterprise) as of December 31, 2006, and the related statements of operations, ownership deficit and cash flows for the year ended December 31, 2006, the period from July 27, 2005 (inception) through December 31, 2005, and the period from July 27, 2005 through December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit  also  includes  assessing the accounting principles  used  and  significant  estimates made by the management, as well as evaluating  the overall  financial  statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Identity Rehab Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, the period from July 27, 2005 (inception) through December 31, 2005, and the period from July 27, 2005 through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company reported a net loss of approximately $1,312,000 during the year ended December 31, 2006, and has a working capital deficiency and a shareholders’ deficit of approximately $161,000 and $338,000, respectively, at December 31, 2006.  The Company has a limited operating history and no significant revenue producing operations at the present time.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans with regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

GHP Horwath, P.C.
Denver, Colorado

May 3, 2007

INDEX TO FINANCIAL STATEMENTS

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

BALANCE SHEET

DECEMBER 31, 2006

ASSETS
Current assets:
Cash	$308
Related party receivable	2,829
Prepaid expenses and other	3,245
Total current assets	6,382
Furniture and equipment, net (Note 3)	98,479
Intangible assets	3,300
101,779
$108,161
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$55,417
Accrued liabilities, including related parties of $21,561	111,675
Total current liabilities	167,092
Long-term liabilities:
Convertible notes payable, related party (Note 4)	279,343
Total liabilities	446,435
Commitments (Notes 4 and 5)
Shareholders’ deficit (Note 7):
Preferred stock; no par; 10,000,000 shares authorized, no shares issued or outstanding
Common stock; no par; 50,000,000 shares authorized, 17,697,333 shares issued and outstanding	1,252,216
Deficit accumulated during the development stage	(1,590,490)
Total shareholders’ deficit	(338,274)
$108,161

See notes to financial statements

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS

	Year ended December 31, 2006	Period from July 27, 2005 (inception) through December 31, 2005	Period from July 27, 2005 (inception) through December 31, 2006
Revenue	$29,962		$29,962
Cost of revenue	21,081		21,081
Gross profit	8,881		8,881
Operating expense:
Marketing expense	359,889	$25,361	385,250
General and administrative expense:
Consulting, related parties (Note 4)	314,164	20,658	334,822
Other	499,526	223,566	723,092
Research and development expense	139,775	7,340	147,115
	1,313,354	276,925	1,590,279
Operating loss	(1,304,473)	(276,925)	(1,581,398)
Other expense:
Interest expense, related party (Note 4)	(6,561)		(6,561)
Interest expense, other	(732)	(1,166)	(1,898)
Loss on sale of equipment	(633)		(633)
	(7,926)	(1,166)	(9,092)
Net loss	$(1,312,399)	$(278,091)	$(1,590,490)
Basic and diluted net loss per share	$(0.08)	$(0.03)
Weighted average number of common shares outstanding, basic and diluted	15,907,671	10,185,732

See notes to financial statements

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

STATEMENTS OF OWNERSHIP DEFICIT

PERIOD FROM JULY 27, 2005 (INCEPTION) THROUGH DECEMBER 31, 2006

	Identity Rehab Corporation
			Deficit
			accumulated	ID Rehab,
			during the	LLC	Total
	Common shares		development	Member’s	ownership
	Shares	Amount	stage	deficit	deficit
Net loss from inception (July 27, 2005) through December 11, 2005				$(152,091)	$(152,091)
Transfer of net assets from LLC in exchange for common stock on December 12, 2005 (Note 1)	10,000,000		$(152,091)	152,091
Common stock issued for cash during December 2005 at $0.15 per share	2,203,334	$330,500			330,500
Net loss from December 12, 2005 through December 31, 2005			(126,000)		(126,000)
Balances, December 31, 2005	12,203,334	330,500	(278,091)		52,409
Common stock issued for cash between January and December 2006 at $0.15 per share	4,707,333	706,100			706,100
Deemed contribution for compensation expense of Company, satisfied by officer/shareholder in September and October 2006 (Note 7)		32,283			32,283
Common stock issued to related parties for services performed January through October 2006, at $0.15 per share (Note 4)	786,666	118,000			118,000
Stock options issued for services between January and June 2006		65,333			65,333
Net loss			(1,312,399)		(1,312,399)
Balances, December 31, 2006	17,697,333	$1,252,216	$(1,590,490)		$(338,274)

See notes to financial statements

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2006	Period from July 27, 2005 (inception) through December 31, 2005	Period from July 27, 2005 (inception) through December 31, 2006
Cash flows from operating activities:
Net loss	$(1,312,399)	$(278,091)	$(1,590,490)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	34,523	930	35,453
Stock-based compensation expense	183,333		183,333
Compensation paid by officer/shareholder	32,283		32,283
Loss on sale of equipment	633		633
Changes in assets and liabilities:
Increase in receivables	(2,829)		(2,829)
Decrease (increase) in prepaid expenses and other	300	(3,545)	(3,245)
(Decrease) increase in accounts payable	(7,157)	62,574	55,417
Increase in accrued liabilities	80,968	30,707	111,675
Net cash used in operating activities	(990,345)	(187,425)	(1,177,770)
Cash flows from investing activities:
Capital expenditures	(105,360)	(33,559)	(138,919)
Proceeds from sale of equipment	1,054		1,054
Net cash used in investing activities	(104,306)	(33,559)	(137,865)
Cash flows from financing activities:
Proceeds from issuance of convertible debt	244,105	35,238	279,343
Proceeds from issuance of common stock	706,100	330,500	1,036,600
Net cash provided by financing activities	950,205	365,738	1,315,943
Net (decrease) increase in cash	(144,446)	144,754	308
Cash, beginning of period	144,754
Cash, end of period	$308	$144,754	$308
Supplemental disclosure of cash flow information:
Cash paid for interest	$732	$1,166	$1,898

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006, PERIOD FROM

JULY 27, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005, AND

PERIOD FROM JULY 27, 2005 THROUGH DECEMBER 31, 2006

1.                                      Organization, going concern and management’s plans:

Organization:

ID Rehab, LLC (“LLC”), a Limited Liability Company, was formed on July 27, 2005.  On December 12, 2005, the sole member of LLC formed Identity Rehab Corporation (the “Company”), a Colorado corporation, and effectively transferred the assets, net of certain liabilities (at historical carrying value) of LLC to the Company in exchange for 10,000,000 common shares of the Company.  This transaction was accounted for as a merger of entities under common control in accordance with Appendix D of Statement of Financial Accounting Standards (“SFAS”) No. 141, wherein the sole member of LLC retained 100% ownership before and after the merger.  Accordingly, the transaction was accounted for at historical cost similar to accounting for pooling-of-interests.  The merger’s objective was to change the corporate structure in anticipation of an offering of equity securities.  The accompanying financial statements include the operations of LLC from July 27, 2005 through December 12, 2005, and those of the Company subsequent to that date.

The Company is developing and providing a variety of services to customers who have had their identities stolen and/or compromised.  Through December 31, 2006, the Company has been involved substantially in raising working capital, including approximately $1,036,000 received during 2005 and 2006 in a private placement (Note 7), and developing a suite of services, as well as identifying key constituencies and marketing strategies.

Going concern and management’s plans:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company reported a net loss of approximately $1,312,000 for the year ended December 31, 2006, and a working capital deficiency and a shareholders’ deficit of approximately $161,000 and $338,000, respectively, at December 31, 2006.  The Company has a limited operating history and no significant revenue producing operations at the present time.  In addition, the Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance it will be able to enter into any such agreement in the future, or be able to raise funds through an issuance of debt or equity.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

To address its current cash flow concerns, the Company is in the process of raising additional capital through a second private placement which is expected to be completed in the second quarter of 2007 in an amount between $2 and $3.5 million (Notes 5 and 7).  Management anticipates that the proceeds from this placement will be used primarily to begin marketing the Company’s services, including the implementation of required infrastructure.

Development stage enterprise:

For accounting purposes, the Company is classified as a development stage enterprise in accordance with SFAS No. 7.

2.                                      Summary of significant accounting policies:

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Furniture, equipment and depreciation:

Furniture, equipment and computer software is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Intangible assets:

Intangible assets represent the costs of trademark applications now pending.  If the trademarks are granted,  the  Company  will  then  begin  to amortize them over the shorter  of  the  lives  of  the trademarks or the estimated useful lives using the straight-line method, subject to periodic evaluation for possible impairment.

Long-lived assets:

Management assesses the carrying values of long-lived assets for impairment when circumstances indicate that such amounts may not be recoverable from future operations.  Generally, assets to be held and used are considered impaired if the sum of expected undiscounted future cash flows is less than the carrying amount of the asset.  At December 31, 2006, management believes that no impairment has occurred.

Convertible securities:

Convertible notes are accounted for in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 98-5 Accounting for Convertible Securities with Beneficial Conversion Features (“EITF 98-5”) and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF 00-27”).  Under these pronouncements, the Company, where applicable, records a beneficial conversion feature amortized as additional discount on debt and recorded as expense.  The Company has also considered EITF No. 05-2, The meaning of Conventional Convertible Debt Instrument and EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

Fair value of financial instruments:

The fair value of the Company’s cash and accounts payable approximate their carrying amounts due to the short maturities of these instruments.  The fair value of the Company’s related party receivable and payables are not practicable to estimate, due to the related party nature of the underlying transactions.

Revenue recognition:

The Company recognizes revenue on identity theft, protection, detection and resolution services.  The Company’s services are offered to consumers principally on a monthly subscription basis or to consumers as the service is delivered, such as the Company’s identity resolution product.  Subscription fees are generally billed directly to the subscriber’s credit card or demand deposit accounts.  At times, as a means of allowing customers to become familiar with the Company’s services, the Company offers free trial or guaranteed refund periods.  No revenue is recognized until these applicable periods are completed.

The point in time at which the Company recognizes revenue from services is determined in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements as amended by SAB No. 104 Revenue Recognition.  Consistent with the requirements of these SABs:  a) persuasive evidence of arrangement exists, b) delivery has occurred once the product is transmitted, c) the seller’s price to the buyer is fixed, as sales are generally based on contract or list prices, and d) collectibility is reasonably assured, as individual customers pay by credit card which has limited the Company’s risk of non-collection.  Revenue for monthly subscriptions is recognized in the month the subscription fee is earned.  For subscriptions with refund provisions whereby only the prorated subscription fee is refunded upon cancellation by the subscriber, deferred subscription fees are recorded when billed and amortized as subscription fee revenue on a straight-line basis over the subscription period, generally one year.  Revenue from resolution services is recognized when the service is performed.

Revenue for annual subscription fees is deferred if the subscriber has the right to cancel the service.  Annual subscriptions include subscribers with full refund provisions at any time during the subscription period and pro-rata refund provisions.  Revenue related to annual subscriptions with full refund provisions is recognized on the expiration of these refund provisions.  Revenue related to annual subscribers with pro-rata provisions is recognized based on a pro-rata share of revenue earned.  An allowance for monthly subscription refunds is established based on actual cancellation experience.

Website development costs:

The Company adopted Financial Accounting Standards Board (“FASB”) EITF No. 00-2, Accounting for Web Site Development Costs, which specifies the appropriate accounting for costs incurred in connection with the development and maintenance of web sites.  Under the EITF 00-2, costs related to certain web site development activities are expensed as incurred (such as planning and operating stage activities).  Costs relating to certain website application and infrastructure development are generally capitalized, and are amortized over their estimated useful life.  For the year ended December 31, 2006, and the periods from July 27, 2005 through December 31, 2005, and through December 31, 2006, website development costs of approximately $1,900, $4,300, and $6,200, respectively, were capitalized, and are included in furniture and equipment (Note 3).

Loss per share:

Basic loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year.  Stock options and common shares issuable upon the conversion of debt securities (2,749,839 at December 31, 2006) are not considered in the calculation, as the effect would be antidilutive.  Therefore, diluted loss per share is equivalent to basic loss per share.

Research and development

The Company includes in research and development expense:  payroll and other expense items directly attributable to research and development.  The Company does not contract its research and development work, nor does it perform research and development work for others.

Advertising:

Advertising costs are expensed as incurred.  For the year ended December 31, 2006, the period from July 27, 2005 through December 31, 2005, and the period from July 27, 2005 through December 31, 2006, advertising costs were approximately $18,400, $7,400 and $25,800, respectively.

Stock based compensation:

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”).  SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award.  SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (generally the vesting period).  The Company did not grant any options prior to 2006.

The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for the grants in 2006:

Expected term	5 years
Volatility	45%
Risk-free interest rate	5.25%
Dividend yield	0%
Forfeitures	10%

The expected term of stock options represents the period of time that the stock options granted are expected to be outstanding.  The expected volatility is based on historical volatilities of similar entities with publicly-traded securities.  The risk-free interest rate represents the U.S. Treasury bill rate for the expected term of the related stock options.  The dividend yield represents the Company’s anticipated cash dividend over the expected term of the stock options.  Forfeitures represent the weighted average estimate of future options to be cancelled, primarily due to employee terminations.

Income taxes:

The LLC was not subject to income taxes.  Instead, the sole member was taxed on the LLC’s taxable income (loss).  Therefore, these financial statements do not reflect a provision (benefit) for income taxes related to LLC operations from July 27, 2005 through December 12, 2005.

Recently issued accounting pronouncements:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment to FASB Statement No. 115.  This statement permits companies to choose to measure many financial instruments and other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This statement is expected to expand the use of fair value measurement of accounting for financial instruments, and the fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates.  This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  The Company is assessing the impact that the adoption of SFAS No. 159 may have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement.  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Company is assessing the impact that the adoption of SFAS No. 157 may have on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (“FIN 48”).  FIN 48 requires that a position taken or expected to be taken in a tax return to be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities.  A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.  Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings.  The effective date of this interpretation is for fiscal years beginning after December 15, 2006.  The Company is evaluating the impact of this interpretation on its financial statements.

3.                                      Furniture and equipment:

At December 31, 2006, furniture and equipment consists of the following:

Amount
Office equipment	$115,351
Furniture and fixtures	10,915
Computer software	6,200
132,466
Less accumulated depreciation	33,987
$98,479

4.                                      Related party transactions:

Convertible notes payable:

Beginning in June 2006 and through December 31, 2006, the Company received total cash advances of $279,343 from Veracity Credit Consultants, LLC, an entity controlled by the majority shareholder of the Company (“VCC”) under two notes payable that allow for maximum borrowings of up to $325,000; a $250,000 note payable that bears interest at 7% and a $75,000 note payable that bears interest at 9%.  Both notes are unsecured and are due in December 2008.  At December 31, 2006, the balances due under the 7% and 9% notes are $247,099 and $32,244, respectively.  Accrued interest at December 31, 2006 is $6,561.  An additional $45,657 is available to borrow under the notes at December 31, 2006.

The notes are convertible into shares of common stock at fixed conversion rates of $0.15 per share on the 7% note and $0.25 per share on the 9% note, at the option of VCC.  As the conversion prices were the same or higher than the estimated fair value of the Company’s common stock on the dates of each issuance (management’s estimate of the fair value of the common stock on the dates of issuance was $0.15 per share), there were no beneficial conversion features.

In January 2007, the Company entered into a $100,000, 9%, unsecured promissory note with VCC, convertible into shares of common stock at a fixed conversion price of $0.25 per share.  This note is due in December 2008.  Through April 30, 2007, the Company borrowed up to the maximum amount available under all three notes ($425,000).  The Company also received additional unsecured advances from VCC of approximately $126,000, which are non-interest bearing and due on demand.

Consulting services:

During the periods from July 27, 2005 through December 31, 2006, the Company’s president/shareholder, another officer of the Company, a Company controlled by the president, and a relative of the president provided consulting services in exchange for cash of $229,822 and 700,000 shares of common stock valued at $105,000 (based on management’s estimate of the fair value of the common stock at $0.15 per share).  The Company incurred total consulting expense to these parties of $314,164, $20,658 and $334,822 during the year ended December 31, 2006, the period from July 27, 2005 through December 31, 2005, and the period from July 27, 2005 through December 31, 2006, respectively.  At December 31, 2006, the Company has a $15,000 payable for these consulting services.

The Company has a consulting agreement with a former officer of the Company, which was extended through January 2007.  Consulting fees are $10,000 per month.  As of December 31, 2006, the Company owes $17,540 to the former officer, for consulting fees and expenses.  The balance owed by the Company is unsecured, non-interest bearing and is due no later than June 30, 2007.

5.                                      Commitments:

Financing agreement:

In February 2007, the Company engaged a firm to assist the Company in raising up to $3.5 million through a private placement of the Company’s common stock (Note 7).  This firm is to be paid a success fee based on gross proceeds received; 5% on proceeds received from officers, directors and acquaintances of the Company, and 10% on proceeds received from all other investors, except for investors introduced to the investment firm by the Company, in which case the fee shall be 5%.  The Company also agreed to pay the investment firm an expense allowance equal to 2% of aggregate gross offering proceeds and to reimburse the investment firm for certain costs incurred up to a maximum of $15,000.

Operating leases:

The Company leases office facilities and equipment under non-cancelable operating leases expiring in 2010.  Future minimum lease payments are as follows:

Amount
2007	48,929
2008	50,065
2009	51,320
2010	8,553
158,867

Rent expense for the year ended December 31, 2006, the period from July 27, 2005 through December 31, 2005, and the period from July 27, 2005 through December 31, 2006, was approximately $41,500, $7,400, and $48,900, respectively.

6.                                      Income taxes:

Based on statutory rates, the Company’s expected income tax benefit was approximately $446,000, $95,000, and $541,000 for the year ended December 31, 2006, the period from July 27, 2005 through December 31, 2005, and the period from July 27, 2005 through December 31, 2006, respectively.  The expected income tax benefit differs from the actual benefit of $0 each period, due primarily to the valuation allowance and the LLC status of the Company prior to December 12, 2005.

Deferred tax assets consisted of the following at December 31, 2006:

Amount
Deferred non-current tax assets:
Loss carryforwards	$530,000
Stock-based compensation	25,000
Valuation allowance	(555,000)
Net non-current deferred tax asset	$—

At December 31, 2006, the Company has net operating loss carryforwards of approximately $1,350,000, which expire in 2026.  As the Company is unable to determine that it is more likely than not that future taxable income of the Company will be sufficient to utilize the operating loss carryforwards, a valuation allowance has been established against those assets.

7.                                      Shareholders’ equity:

Private placements:

In December 2005, the Company authorized the sale of up to 7,000,000 shares of the Company’s common stock in a private placement transaction at a purchase price of no less than $0.15 per share.  The Company sold 6,910,667 common shares (4,707,333 in 2006 and 2,203,334 in 2005) at $0.15 per share as a result of this private placement.

The Company is currently working on a second private placement of approximately $3.5 million which is to consist of two-year, 9% convertible debentures with detachable warrants to purchase common stock of the Company.  The Company anticipates completing the offering during the second quarter of 2007.

Stock options:

In December 2005, the Company adopted the Identity Rehab Corporation Stock Option Plan (the “Plan”) covering up to 5 million shares of the Company’s common stock.  The exercise prices of the options granted are determined by the Plan committee, which members are appointed by the Board of Directors, and are generally established at the estimated fair value of the Company’s common stock at the date of grant.  Options are granted with terms not to exceed 10 years.  In 2006, the Company granted five-year options to purchase 1,150,000 shares of common stock at $0.15 per share to employees of the Company.  Options to purchase 1,000,000 shares vested immediately, of which 100,000 of these options were cancelled in 2006, and options to purchase 150,000 shares vested over a three-year period, of which 50,000 of these options were cancelled in 2006.

	Number of shares under option	Weighted average exercise price
Outstanding as of January 1, 2006	—	$—
Granted	1,150,000	0.15
Exercised	—	—
Forfeited	—	—
Cancelled	(150,000)	0.15
Outstanding as of December 31, 2006	1,000,000	$0.15
Exercisable as of December 31, 2006	930,556	$0.15
Weighted average grant date fair value of options granted during 2006		$0.07

The weighted average remaining contractual life of options outstanding at December 31, 2006, is 4.72 years, and options to purchase 69,444 shares remain non-vested at December 31, 2006.  The Company has approximately $4,700 of unrecognized compensation cost related to these non-vested options.

Subsequent to December 31, 2006, the Company granted additional employee options to purchase 150,000 shares of common stock at $0.15 per share, which vest over a three-year period.  These options were valued at approximately $10,500.

Other transactions:

During 2006, the president/shareholder of the Company transferred 216,667 shares of common stock owned by him to two former employees in satisfaction of employee termination benefits.  The Company recorded expense of $32,283 (which was based on the estimated fair value of the shares of $0.15 per share at the respective dates of the transactions) and an offsetting capital contribution.

Subsequent to December 31, 2006, the president/shareholder of the Company agreed to transfer an additional 500,000 shares of common stock owned by him to another former employee of the Company in satisfaction of employee termination benefits.  This was done by the president/shareholder on behalf of the Company, and the compensation expense was approximately $74,900 based on the value of the common shares at the date of the transaction.

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

BALANCE SHEET

(UNAUDITED)

JUNE 30, 2007

ASSETS
Current assets:
Cash	$1,747,208
Related party receivables	3,695
Accounts receivable	6,051
Prepaid expenses and other	3,245
Total current assets	1,760,199

Furniture and equipment, net (Note 3)	92,377
Deferred financing costs, net (Note 5)	410,188
Intangible assets	3,300
505,865
$2,266,064
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Account payable	$150,466
Accrued liabilities, including related parties of $11,848	112,137
Current portion of capital lease obligation (Note 6)	2,290
Total current liabilities	264,893

Long-term liabilities:
Convertible debentures, including related parties of $200,000 and net of unamortized discount of $240,735 (Note 5)	2,285,465
Convertible notes payable, related party (Note 4)	140,177
Capital lease obligation, net of current portion (Note 6)	11,599
Total liabilities	2,702,134
Commitments (Note 6)
Shareholders’ deficit (Note 8):
Preferred stock; no par; 10,000,000 shares authorized, no shares issued or outstanding	—
Common stock; no par; 50,000,000 shares authorized, 19,529,344 shares issued and outstanding	1,870,378
Deficit accumulated during the development stage	(2,306,448)
Total shareholders’ deficit	(436,070)
$2,266,064

See notes to unaudited financial statements

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six months ended June 30, 2007	Six months ended June 30, 2006	Period from July 27, 2005 (inception) through June 30, 2007

Revenue	$7,212	$16,973	$37,174
Cost of revenue	7,395	11,134	28,476
Gross (loss) profit	(183)	5,839	8,698

Operating expense:
Marketing expense	101,742	231,294	486,992
General and administrative expense:
Consulting, related parties (Note 4)	232,830	182,833	567,652
Other	316,469	213,491	1,039,561
Research and development expense	32,912	77,749	180,027
	683,953	705,367	2,274,232
Operating loss	(684,136)	(699,528)	(2,265,534)

Other income (expense):
Interest income	2,884	—	2,884
Interest expense, related party (Note 4)	(17,640)	(172)	(24,201)
Interest expense, other	(17,066)	—	(18,964)
Loss on sale of equipment	—	—	(633)
	(31,822)	(172)	(40,914)
Net loss	$(715,958)	$(699,700)	$(2,306,448)
Basic and diluted net loss per share	$(0.04)	$(0.05)
Weighted average number of common shares outstanding, basic and diluted	17,810,083	14,580,626

See notes to unaudited financial statements

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

STATEMENTS OF OWNERSHIP DEFICIT

(UNAUDITED)

PERIOD FROM JULY 27, 2005 (INCEPTION) THROUGH JUNE 30, 2007

	Identity Rehab Corporation
			Deficit
			accumulated
			during the	ID Rehab, LLC	Total
	Common shares		development	Member’s	ownership
	Shares	Amount	stage	deficit	deficit
Net loss from July 27, 2005 (inception) through December 11, 2005	—	—	—	$(152,091)	$(152,091)
Transfer of net assets from LLC in exchange for common stock on December 12, 2005	10,000,000		$(152,091)	152,091	—
Common stock issued for cash during December 2005 at $0.15 per share	2,203,334	$330,500			330,500
Net loss from December 12, 2005 through December 31, 2005			(126,000)		(126,000)
Balances, December 31, 2005	12,203,334	330,500	(278,091)	—	52,409
Common stock issued for cash between January and December 2006 at $0.15 per share	4,707,333	706,100			706,100
Deemed contribution for compensation expense of Company, satisfied by officer/shareholder in September and October 2006		32,283			32,283
Common stock issued to related parties for services performed January through October 2006, at $0.15 per share	786,666	118,000			118,000
Stock options issued for services between January and June 2006		65,333			65,333
Net loss			(1,312,399)		(1,312,399)
Balances, December 31, 2006	17,697,333	1,252,216	(1,590,490)	—	(338,274)
Common stock issued upon conversion of convertible debt between January and June 2007 at $0.15 per share	1,705,344	255,800			255,800
Deemed contribution for compensation expense of Company, satisfied by officer/shareholder in January and April 2007 (Note 8)		96,850			96,850
Common stock issued for services performed January through June 2007 at $0.15 per share	126,667	19,000			19,000
Stock options issued for services between January and June 2007		2,042			2,042
Warrants issued in connection with convertible debentures		244,470			244,470
Net loss			(715,958)		(715,958)
Balances, June 30, 2007	19,529,344	$1,870,378	$(2,306,448)	$—	$(436,070)

See notes to unaudited financial statements

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30, 2007	Six months ended June 30, 2006	Period from July 27, 2005 (inception) through June 30, 2007
Cash flows from operating activities:
Net loss	$(715,958)	$(699,700)	$(2,306,448)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation expense	20,572	13,096	56,025
Amortization of deferred financing costs and convertible debenture discount	10,119	—	10,119
Stock-based compensation expense	21,042	133,333	204,375
Compensation paid by officer/shareholder	96,850	—	129,133
Loss on sale of equipment	—	—	633

Changes in assets and liabilities:
Increase in receivables	(6,766)	(1,190)	(9,595)
Increase in prepaid expenses and other	(151)	(10,138)	(3,396)
Increase (decrease) in accounts payable	95,051	(19,930)	150,468
Increase in accrued liabilities	459	34,914	112,134
Net cash used in operating activities	(478,782)	(549,615)	(1,656,552)
Cash flows from investing activities:
Capital expenditures	—	(76,710)	(138,919)
Proceeds from sale of equipment	—	—	1,054
Net cash used in investing activities	—	(76,710)	(137,865)
Cash flows from financing activities:
Proceeds from convertible debentures and warrants	2,526,200	—	2,526,200
Repayment of capital lease	(580)	—	(580)
Proceeds from issuance of convertible notes	391,634	21,761	670,977
Repayment of convertible notes	(275,000)	—	(275,000)
Deferred financing costs	(416,572)	—	(416,572)
Proceeds from issuance of common stock	—	474,750	1,036,600
Net cash provided by financing activities	2,225,682	496,511	3,541,625
Net increase (decrease) in cash	1,746,900	(129,814)	1,747,208
Cash, beginning of period	308	144,754	—
Cash, end of period	$1,747,208	$14,940	$1,747,208
Supplemental disclosure of cash paid for interest	$—	$—	$1,898
Supplemental disclosure of non-cash investing and financing activities:
Common stock issued upon conversion of debt	$255,800	$—	$255,800
Capital lease obligation incurred for new equipment	$14,469	$—	$14,469

See notes to unaudited financial statements

IDENTITY REHAB CORPORATION

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1.                                      Organization, basis of presentation, and liquidity, going concern and management’s plans:

Organization:

Identity Rehab Corporation (the “Company”) is developing and providing a variety of services to customers who have had their identities stolen and/or compromised.  Through June 30, 2007, the Company has been involved substantially in raising working capital, including approximately $1,036,000 received during 2005 and 2006 in a private placement (Note 5), including approximately $2,915,000 received in June and July 2007 in a private placement of 9% convertible debentures, and developing a suite of services, as well as identifying key constituencies and marketing strategies.

Basis of presentation:

The accompanying balance sheet as of June 30, 2007, the statements of operations and cash flows for the six months ended June 30, 2007 and 2006, and the statement of changes in stockholders’ deficit for the six months ended June 30, 2007, have been prepared by the Company without audit.  In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for such periods have been made.  The results of operations for the six months ended June 30, 2007, are not necessarily indicative of operating results for the full year. These interim unaudited financial statements should be read in conjunction with the Company’s audited December 31, 2006 financial statements, represented elsewhere within this registration statement.

Liquidity, going concern and management’s plans:

The Company has incurred significant losses from operations: $715,958 and $699,700 during the six months ended June 30, 2007 and 2006, respectively, and has funded its operations primarily through private placements of equity and loans and contributions from funding shareholders.  The Company also has a limited operating history and no significant revenue producing operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. In July 2007, the Company completed a private placement of approximately $3.7 million, convertible debentures and warrants (Note 5).  The debentures are two-year, 9% convertible debentures with detachable warrants to purchase common stock of the Company.  The net proceeds from this private placement were approximately $2.9 million.  The net proceeds from this private placement are to provide working capital for use principally in connection with the Company’s growth plan programs during the next 12 months.

Development stage enterprise:

For accounting purposes, the Company is classified as a development stage enterprise in accordance with SFAS No. 7.

2.                                      Summary of significant accounting policies:

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Furniture, equipment and depreciation:

Furniture, equipment and computer software is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Intangible assets:

Intangible assets represent the costs of trademark applications now pending.  If the trademarks are granted, the Company will then begin to amortize them over the shorter of the lives of the trademarks or the estimated useful lives using the straight-line method, subject to periodic evaluation for possible impairment.

Long-lived assets:

Management assesses the carrying values of long-lived assets for impairment when circumstances indicate that such amounts may not be recoverable from future operations.  Generally, assets to be held and used are considered impaired if the sum of expected undiscounted future cash flows is less than the carrying amount of the asset.  At June 30, 2007, management believes that no impairment has occurred.

Convertible securities:

Convertible notes are accounted for in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features (“EITF 98-5”) and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF 00-27”).  Under these pronouncements, the Company, where applicable, records a beneficial conversion feature amortized as additional discount on debt and recorded as expense.  The Company has also considered EITF No. 05-2, The meaning of Conventional Convertible Debt Instrument and EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and related interpretations.

Fair value of financial instruments:

The fair value of the Company’s cash, accounts receivable and accounts payable approximate their carrying amounts due to the short maturities of these instruments.  The fair value of the Company’s related party receivables and payables are not practicable to estimate, due to the related party nature of the underlying transactions.  The fair values of the convertible debentures approximate carrying value based on the effective interest rate of the debentures.

Revenue recognition:

The Company recognizes revenue on identity theft, protection, detection and resolution services.  The Company’s services are offered to consumers principally on a monthly subscription basis or to consumers as the service is delivered, such as the Company’s identity resolution product.  Subscription fees are generally billed directly to the subscriber’s credit card or demand deposit accounts.  At times, as a means of allowing customers to become familiar with the Company’s services, the Company offers free trial or guaranteed refund periods.  No revenue is recognized until these applicable periods are completed.  The point in time at which the Company recognizes revenue from services is determined in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition.  Consistent with the requirements of these SABs:  a) persuasive evidence of arrangement exists, b) delivery has occurred once the product is transmitted, c) the seller’s price to the buyer is fixed, as sales are generally based on contract or list prices, and d) collectibility is reasonably assured, as individual customers pay by credit card which has limited the Company’s risk of non-collection.  Revenue for monthly subscriptions is recognized in the month the subscription fee is earned.  For subscriptions with refund provisions whereby only the prorated subscription fee is refunded upon cancellation by the subscriber, deferred subscription fees are recorded when billed and amortized as subscription fee revenue on a straight-line basis over the subscription period, generally one year.  Revenue from resolution services is recognized when the service is performed.

Revenue for annual subscription fees is deferred if the subscriber has the right to cancel the service.  Annual subscriptions include subscribers with full refund provisions at any time during the subscription period and pro-rata refund provisions.  Revenue related to annual subscriptions with full refund provisions is recognized on the expiration of these refund provisions.  Revenue related to annual subscribers with pro-rata provisions is recognized based on a pro-rata share of revenue earned.  An allowance for monthly subscription refunds is established based on actual cancellation experience.

Website development costs:

The Company adopted Financial Accounting Standards Board (“FASB”) EITF No. 00-2, Accounting for Web Site Development Costs, which specifies the appropriate accounting for costs incurred in connection with the development and maintenance of web sites.  Under the EITF 00-2, costs related to certain web site development activities are expensed as incurred (such as planning and operating stage activities).  Costs relating to certain website application and infrastructure development are generally capitalized, and are amortized over their estimated useful life.  For the six months ended June 30, 2007 and 2006, there were no website development costs capitalized or expensed.

Loss per share:

Basic loss per share of common stock is computed based on the weighted average number of common shares outstanding during the periods.  Stock options, common shares issuable upon the conversion of debt securities and warrants (19,194,263 at June 30, 2007) are not considered in the calculation, as the effect would be antidilutive.  Therefore, diluted loss per share is equivalent to basic loss per share.

Research and development

The Company includes in research and development expense:  payroll and other expense items directly attributable to research and development.  The Company does not contract its research and development work, nor does it perform research and development work for others.

Advertising:

Advertising costs are expensed as incurred.  For the six months ended June 30, 2007 and 2006, advertising costs were approximately $801 and $9,580, respectively.

Stock based compensation:

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”).  SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award.  SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (generally the vesting period).  The Company did not grant any options prior to 2006.

The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for the grants in 2007 and 2006:

Expected term	5 years
Volatility	45%
Risk-free interest rate	4.92% – 5.25%
Dividend yield	0%
Forfeitures	10%

The expected term of stock options represents the period of time that the stock options granted are expected to be outstanding.  The expected volatility is based on historical volatilities of similar entities with publicly-traded securities.  The risk-free interest rate represents the U.S. Treasury bill rate for the expected term of the related stock options.  The dividend yield represents the Company’s anticipated cash dividend over the expected term of the stock options.  Forfeitures represent the weighted average estimate of future options to be cancelled, primarily due to employee terminations.

Recently issued accounting pronouncements:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment to FASB Statement No. 115.  This statement permits companies to choose to measure many financial instruments and other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This statement is expected to expand the use of fair value measurement of accounting for financial instruments, and the fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates.  This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  The Company is assessing the impact that the adoption of SFAS No. 159 may have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement.  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Company is assessing the impact that the adoption of SFAS No. 157 may have on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (“FIN 48”).  FIN 48 requires that a position taken or expected to be taken in a tax return to be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities.  A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.  Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings.  The Company adopted FIN 48 on January 1, 2007.  The Company did not have any unrecognized tax benefits and there was no effect on the Company’s financial condition or results of operations as a result of implementing FIN 48.

The Company files income tax returns in the U.S. federal jurisdiction and the State of Colorado.  The Company is subject to U.S. federal and state examinations for 2005 through 2006.  Management does not believe there will be any material changes in our unrecognized tax positions over the next twelve months.  The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.  As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the period.

3.                                      Furniture and equipment:

Furniture and equipment consists of the following at June 30, 2007:

Office equipment	$129,821
Furniture and fixtures	10,915
Computer software	6,200
146,936
Less accumulated depreciation	54,559
$92,377

Office equipment at June 30, 2007 includes $14,470 of assets under a capital lease.

Depreciation and amortization of furniture and equipment for the six months ended June 30, 2007 and 2006 was $20,572 and 13,096, respectively.

4.                                      Related party transactions:

Convertible notes payable:

Beginning in June 2006 and through June 2007, the Company received cash advances from Veracity Credit Consultants, an entity controlled by the majority shareholder of the Company (“VCC”) in exchange for convertible notes due in December 2008.  In June 2006, the Company received cash advances of $57,000 from VCC under a convertible note that allows for maximum borrowings of up to $250,000, and bears interest at 7%.  In November 2006, the Company entered into a $75,000 convertible note with VCC that bears interest at 9%.  In January 2007, the Company entered into a $100,000, 9% convertible note.  In April 2007, the Company entered into a $250,000, 9% convertible note.  The notes are convertible into shares of common stock at fixed conversion rates of $0.15 per share on the 7% note and $0.25 per share on the 9% note, at the option of VCC.  As the conversion prices were the same or higher than the estimated fair value of the Company’s common stock on the dates of each issuance

(management’s estimate of the fair value of the common stock on the dates of issuance was $0.15 per share), there were no beneficial conversion features.

In June 2007, VCC converted approximately $256,000 of their convertible notes to common stock of the Company and $275,000 was repaid to VCC on these notes.  In July 2007 the balance of the notes and interest owed to VCC were repaid.

Consulting services:

During the six months ended June 30, 2007, the Company charged to expense $55,440 of consulting costs to four advisory board members of the Company, $78,500 of consulting fees to the Company’s president/shareholder and a company controlled by the chief executive officer of the Company.  In addition, during the six months ended June 30, 2007, the Company incurred stock compensation expense to officers and one advisory board member of $98,890.  During the six months ended June 30, 2006, the Company’s president/shareholder, another officer of the Company and a company controlled by the president provided consulting services in exchange for cash of $55,000 and 133,333 shares of common stock valued at $20,000 (based on our estimate of the fair value of the common stock at $0.15 per share).  In addition, during the six months ended June 30, 2006, the Company incurred $42,500 of consulting fees to three of our advisory board members and stock compensation expense to officers and directors of the Company of $65,333.  The Company incurred total consulting expense to these parties of $232,830 and $182,833 during the six months ended June 30, 2007 and 2006, respectively.

The Company has a consulting agreement with a former officer of the Company, which was extended through January 2007.  Consulting fees were $10,000 per month for two months.  During June 2007, the Company paid $22,906 to the former officer, for consulting fees and expenses which represented all amount owed.

5.                                      Convertible debentures:

In July 2007, the Company completed its second private placement with gross proceeds of $3,725,291 which consists of two-year, 9% convertible debentures with detachable warrants to purchase up to 13,304,610 common shares of the Company.  In June 2007, the Company completed its first closing related to the private placement for $2,526,200 of convertible debentures.  In July 2007, the Company closed on the remaining balance of the private placement ($1,199,091) bringing the total offering to $3,725,291.  A company controlled by the Company’s CEO, purchased $200,000 of the convertible debentures at the June 2007 closing and $150,000 at the July 2007 closing.

Each of the detachable warrants entitles the holder to acquire one share of the Company’s common stock for each $0.28 of the face amount of the holder’s convertible debenture.  One-half of each warrant has an exercise price of $0.35 per share and the other one-half has an exercise price of $0.40 per share.  The warrants may be exercised at any time until the fifth year anniversary of their issuance (either June 19, 2012 or July 17, 2012, respective of the closing date).  The warrants may be exercised on a cashless basis beginning one year after their issuance if the Company fails to have a current prospectus available for immediate resale of the conversion shares and the Company’s common stock underlying the warrants.  Provided an effective registration statement is in effect covering the Company’s common stock underlying the warrants, all of the warrants will be callable by the Company at $0.01 per share at any time after the closing price of the Company’s common stock exceeds 250% of the conversion price ($0.28 per share) for any 20 consecutive trading days and average daily volume during the same period exceeds 200,000 shares per day.

The Convertible Debentures will automatically convert into common stock upon the occurrence of all of the following events:  (i) the passage of ninety days following the effective date of a registration statement registering for resale the shares issuable upon conversion of the convertible debentures, (ii)  the shares of the Company’s common stock have become listed or eligible for trading on a specified national securities exchange or the OTC Bulletin Board, (iii) the closing price for the Company’s common stock on such market exceeds 125% of the conversion price for 30 consecutive trading days, and (iv) the average trading volume for the same period exceeds 60,000 shares per day.

The Company may be required to immediately redeem the debentures for an amount equal to 130% of the principal balance upon the occurrence of certain events, including a change in control of the Company, failure to comply with SEC reporting requirements, and de-listing of the Company’s common stock, as defined.

The Company is obligated under a registration rights agreement related to the 9% convertible debentures and warrants (the “Securities”).  The registration rights agreement requires, among other things, that a registration statement be filed on Form SB-2 or such other form as may be required or available covering the conversion shares and the shares of our common stock underlying the all warrants issued in the offering within 30 days of the closing of the offering on July 17, 2007 (the “Closing”).  The registration rights agreement also states that the Company will use its best efforts to have such registration statement declared effective by the SEC within 150 days of Closing and will cause an appropriate response to any comments on the form or content of the registration statement from the staff of the SEC to be submitted to the SEC within 30 days after receipt by the Company or its counsel of such comments.  If the Company is unable to meet this obligation in accordance with the requirements contained in the registration rights agreement, then the Company will be obligated to pay the holders of the Securities a liquidated damages payment equal to 1.5% of the stated value of their Convertible Debentures for each 30 day period following the applicable filing and registration deadlines until such filing or effectiveness is achieved or resumed. Based on the Company’s evaluation of the provisions of FSP EITF 00-19-2, Accounting for Registration Payment Arrangements, no accrual for liquidated damages was determined to be necessary at June 30, 2007. The terms of the convertible debentures also prohibit the Company from paying dividends without the consent of the debenture holders.

As part of the second private placement, the Company engaged a firm to assist the Company in completing the private placement.  This firm was paid a success fee based on gross proceeds received; 5% on proceeds received from officers, directors and acquaintances of the Company, and 10% on proceeds received from all other investors, except for investors introduced to the investment firm by the Company, in which case the fee shall be 5%.  The Company also agreed to pay the investment firm an expense allowance equal to 2% of aggregate gross offering proceeds and to reimburse the investment firm for certain costs incurred up to a maximum of $15,000.  The Company paid the firm $323,388 and $132,891 in fees, allowances and reimbursable expenses in June and July 2007, respectively.  Costs related to the issuance of the convertible debentures were capitalized as deferred financing costs on the balance sheet and are charged to interest expense following the interest method over the life of the convertible debentures. In addition, the five-year placement agent is entitled to a warrant to purchase up to 2,660,918 shares of common stock; one-half of which are exercisable at $0.35 per share and one-half of which are exercisable at $0.40 per share.

At June 30, 2007, the detachable warrants have been valued separately at fair value using the Black-Scholes methodology.  The fair value calculations assume a risk-free interest rate of approximately 4.9%, volatility of approximately 45% and no dividends.  The convertible debentures are reflected in the financial statements at a discounted value of $2,215,250, net of the unamortized value assigned to the warrants of $240,735.  The value assigned to the warrants is reflected as additional paid-in capital.  The convertible debenture were determined not to have a beneficial conversion feature because the conversion price was greater than the estimated face value of the common stock at the time of issuance.  The debt discount attributed to the warrants is amortized to interest expense over the term (two years) of the convertible debentures.

6.                                      Commitments:

Operating leases:

The Company leases office facilities and equipment under non-cancelable operating leases expiring in 2010.  Future minimum lease payments are as follows:

Amount
July to December 2007	$62,861
2008	130,614
2009	137,327
2010	37,759
Total	$368,561

Rent expense for the six months ended June 30, 2007 and 2006, was approximately $23,400 and $16,500, respectively.

Capital Lease:

The Company began leasing telephone equipment under a 60 month capital lease terminating in 2012.  Monthly payments of $290 began in June 2007.  The Company recorded $14,470 of equipment related to the capital lease (the present value of the minimum lease payments).  Future minimum lease payments are approximately $1,750 through the remainder of 2007, and approximately $3,500 in years 2008 through 2011 and $1,700 in 2012.  The total amount representing interest is approximately $5,200 (an effective interest rate of 16%).

7.                                      Income taxes:

Based on statutory rates, the Company’s expected income tax benefit was approximately $242,000, and $238,000 for the six months ended June 30, 2007 and 2006, respectively.  The expected income tax benefit differs from the actual benefit of $0 each period, due primarily to the valuation allowance.

At December 31, 2006, the Company has net operating loss carryforwards of approximately $1,350,000, which expire in 2026.  As the Company is unable to determine that it is more likely than not that future taxable income of the Company will be sufficient to utilize the operating loss carryforwards, a valuation allowance has been established against those assets.

8.                                      Shareholders’ equity:

Private placements:

In December 2005, the Company authorized the sale of up to 7,000,000 shares of the Company’s common stock in a private placement transaction at a purchase price of no less than $0.15 per share.  The Company sold 6,910,667 common shares (4,707,333 in 2006 and 2,203,334 in 2005) at $0.15 per share as a result of this private placement.

Stock options:

In December 2005, the Company adopted the Identity Rehab Corporation Stock Option Plan (the “Plan”) covering up to 5 million shares of the Company’s common stock.  The exercise prices of the options granted are determined by the Plan committee, which members are appointed by the Board of Directors, and are generally established at the estimated fair value of the Company’s common stock at the date of grant.  Options are granted with terms not to exceed 10 years.  In 2006, the Company granted five-year options to purchase 1,150,000 shares of common stock at $0.15 per share to employees of the Company.  Options to purchase 1,000,000 shares vested immediately, of which 100,000 of these options were cancelled in 2006, and options to purchase 150,000 shares vested over a three-year period, of which 50,000 of these options were cancelled in 2006.

	Number of shares under option	Weighted- average exercise price
Outstanding as of January 1, 2007	1,000,000	$0.15
Granted	150,000	0.28
Exercised	—	—
Forfeited	—	—
Cancelled	—	—
Outstanding as of June 30, 2007	1,150,000	$0.167
Exercisable at June 30, 2007	947,222	0.15
Weighted average grant date fair value of options granted during 2007		0.07
Outstanding as of January 1, 2006	—	$—
Granted	1,150,000	0.15
Exercised	—	—
Forfeited	—	—
Cancelled	—	—
Outstanding as of June 30, 2006	1,150,000	$0.15
Exercisable at June 30, 2006	1,000,000	0.15
Weighted average grant date fair value of options granted during 2006		0.07

The weighted average remaining contractual life of options outstanding at June 30, 2007 and 2006, is 4.86 and 4.89 years, respectively, and options to purchase 202,778 shares and 150,000 shares, remain non-vested at June 30, 2007 and 2006, respectively.

Subsequent to June 30, 2007, the Company granted employees options to purchase 500,000 shares of common stock at $0.28 per share, which vest over a three-year period.  These options were valued at approximately $50,000.  In addition, subsequent to June 30, 2007, the Company granted a director and a consultant options to purchase 100,000 shares each of common stock at $0.28 per share, which vest over twelve month and three month period, respectively.  These options were valued at approximately $20,000.

Other transactions:

During the six months ended June 30, 2007, the chief executive officer/shareholder of the Company agreed to transfer an additional 500,000 shares of common stock owned by him to another former employee of the Company in satisfaction of employee termination benefits and 150,000 shares of common stock owned by him to the Company’s chief financial officer in accordance with an employment agreement.  This was done by the chief executive officer/shareholder on behalf of the Company, and the compensation expense was approximately $96,850 based on the value of the common shares at the date of the transaction.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Colorado Revised Statutes allow us to indemnify our officers and directors from certain liabilities and our Bylaws state that we shall indemnify all directors, officers, employees, fiduciaries and agents of Identity Rehab Corporation (“Indemnified Persons”) who are threatened to be made or are made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, because such Indemnified Person was a director, officer, employee, fiduciary or agent of Identity Rehab Corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Identity Rehab pursuant to any provisions contained in its Articles of Incorporation, Bylaws, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered.  All expenses will be paid by Identity Rehab.

SEC registration fee	$333
Printing fees*	$10,000
Auditing and accounting fees and expenses*	$10,000
Legal fees and expenses*	$100,000
Miscellaneous (including Blue Sky fees, transfer agent fees and registrar fees)*	$5,000
Total Estimated Expenses	$125,333

*                 Estimated

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

On July 17, 2007, we completed a private placement offering under Regulation D of the Securities Act pursuant to which accredited investors, purchased $3,725,291 of the Company’s two-year 9% Convertible Debentures and received a warrant to purchase one share of common stock for each $0.28 of the face amount of the Convertible Debentures held by such purchaser.

In December 2005, we issued 10,000,000 shares of our common stock to our founders in exchange for the assets of our predecessor entity having a fair value net of liabilities of at least $10,000, and we also issued 2,203,334 shares of our common stock for an aggregate purchase price of $330,500.  In 2006 and January of 2007, we issued 5,614,000 shares of our common stock for an aggregate purchase price of $842,100, some shares of which were issued in consideration for services rendered with such shares valued at $0.15 per share.

ITEM 27.  EXHIBITS

Exhibit No.	Description of Exhibit

3.1	Amended and Restated Articles of Incorporation
3.2	Bylaws
4.1	Form of Convertible Debenture
4.2	Form of Common Stock Purchase Warrant (Class A)
4.3	Form of Common Stock Purchase Warrant (Class B)
5.1	Opinion of Davis Graham & Stubbs LLP*
10.1	Consulting Agreement, dated as of July 24, 2007, between K. Dieter Heidrich and Identity Rehab Corporation
10.2	Identity Rehab Corporation 2005 Stock Option Plan, effective as of December 12, 2005
10.3	Placement Agent Agreement, dated as of February 7, 2007, by and between Green Drake Capital Corp. and Identity Rehab Corporation
10.4	Form of Securities Purchase Agreement
10.5	Form of Director Stock Option Agreement
10.6	Form of Incentive Stock Option Agreement
10.7	Form of Consultant Stock Option Agreement
23.1	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)*
23.2	Consent of Independent Registered Public Accounting Firm, GHP Horwath, P.C.
24.1	Power of Attorney (included on signature page of this registration statement)

*                 To be filed by amendment to this registration statement.

ITEM 28.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)            Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)           Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)          Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That for determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under, the 1933 Act to any purchaser that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of an included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on August 16, 2007.

IDENTITY REHAB CORPORATION

By:	/s/ DARYL YUREK
Name: Daryl Yurek
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Daryl Yurek and Dennis Perkins his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments filed in accordance with Rule 462 or otherwise) to this registration statement on Form SB-2, and to file the same with all exhibits and schedules thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Chief Executive Officer, (Principal Executive Officer), Director

/s/ DARYL YUREK		August 16, 2007
Daryl Yurek
/s/ KEITH G. RICKARD	Director	August 16, 2007
Keith G. Rickard
Director
Murray Atkins
/s/ K. DIETER HEIDRICH	Director	August 16, 2007
K. Dieter Heidrich
/s/ DENNIS PERKINS	Chief Financial Officer, (Principal Financial Officer and Principal Accounts Officer)	August 16, 2007
Dennis Perkins